TM Consulting Inc
6616 S. Oak Circle
Littleton, Co 80127
303-638-2157

NI 43-101 Mineral Reserve Technical Report
on the Briggs Mine Project,
Inyo County, California, USA

Prepared for
Atna Resources LTD

Thomas M. McNamara, P.E.

8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page ii

DISCLAIMER

This report was prepared for Atna Resources Ltd (Atna) May 2008 using terminology and reporting format compliant with Canadian Ni 43-101 standards.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page iii

2.0 Table of Contents

3.0 SUMMARY	9

4.0 INTRODUCTION	16

5.0 RELIANCE ON OTHER EXPERTS	18

6.0 PROPERTY DESCRIPTION AND LOCATION	19

6.1 Location	19
6.2 Land Area	19
6.3 Mining Claim Description	19
6.4 Agreements and Encumbrances	19
6.5 Environmental Liabilities	23
6.5.1 Current Approvals and Reclamation Requirements	23
6.5.2 Current Reclamation Bond Amount	25

7.0 ACCESS, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE, AND PHYSIOGRAPHY	27
7.1 Access	27
7.2 Climate	27
7.3 Local Resources and Infrastructure	27
7.4 Physiography	27

8.0 HISTORY	28
8.1 Property History	28
8.2 Exploration History	28
8.3 Resource and Reserve History	29
8.4 Production History	29

9.0 GEOLOGIC SETTING	32
9.1 Regional Geology	32
9.2 Local Geology	32
9.2.1 Stratigraphy	32
9.2.2 Structure	37

10.0 DEPOSIT TYPE	39

11.0 MINERALIZATION	40

12.0 EXPLORATION	41

13.0 DRILLING	42
13.1 Summary	42
13.2 Reverse Circulation Drilling and Logging	42
13.3 Core Drilling and Logging	43
13.4 Twin Hole Comparison	43

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page iv

14.0 SAMPLING METHOD AND APPROACH	44
14.1 Summary	44
14.2 Reverse Circulation Sampling	44
14.3 Core Sampling	44
14.4 Bulk Samples	45
14.5 Drill Data	45
14.6 Blasthole Drilling	46

15.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY	47
15.1 Summary	47
15.2 Sample Security	47
15.3 Drill Sample Preparation and Analysis	47
15.3.1 ALS Chemex Quality Assurance Program	48
15.3.2 Analytical Quality Control-Blanks, Reference materials and Duplicates	48

16.0 DATA VERIFICATION AND QA/QC PROGRAMS	49

17.0 ADJACENT PROPERTIES	51

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING	53

19.0 MINERAL RESOURCE ESTIMATE	55
19.1 Definitions	55
19.2 Drillhole Database	55
19.3 Sample Assay Statistics	56
19.3.1 Analysis of All Gold Samples	56
19.3.2 Analysis of Gold Samples used in Underground Block Model Only	57
19.3.3 Analysis of Au Samples by Drill Type	58
19.3.4 Analysis of Mined vs. Unmined Samples	58
19.3.5 Analysis by Rock Type	60
19.4 Geologic (Rock) Modeling	63
19.4.1 Open Pit Block Model	63
19.4.2 Underground Zone Block Model	66
19.5 Density	67
19.6 Composite Statistics	68
19.6.1 Open Pit Block Model Composite Statistics	68
19.6.2 Underground High Grade Zone Composite Statistics	68
19.7 Composite Statistics of Mineralized Zone	68
19.7.1 Open Pit Block Model	68
19.7.2 Undergound High Grade Zone	72
19.8 Outliers and De-clustering	73
19.8.1 Open Pit Block Model	73
19.8.2 Undergound High Grade Zone	74
19.9 Blasthole Data	74
19.10 Topographic and Interface Models	75
19.11 Variogram Analysis	75
19.11.1 Open Pit Block Model	75

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page v

19.11.2 Undergound High Grade Zone	76
19.12 Grade Modeling Methodology	76
19.12.1 Resource Modeling Strategy – Open Pit Model	76
19.12.2 Resource Modeling Strategy – Undergound High Grade Model	77
19.12.3 Geologic Modeling – Open Pit Model	77
19.12.4 Geologic Modeling – Underground High Grade Model	77
19.12.5 Modeling Parameters – Open Pit Model	78
19.12.6 Modeling Parameters – Underground High Grade Model	78
19.13 Mineral Resource Summary	79
19.14 Mineral Reserve Summary	80
19.15 Model validation	81
19.16 Geological Design Parameters	82
19.16.1 Open Pit Mine Model	82
19.16.2 Underground High Grade Mine Model	83

20.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES AND OTHER RELEVANT DATA AND INFORMATION	85
20.1 Mining	85
20.1.1 Open Pit Mine Plan	85
20.1.2 Underground Goldtooth Mine Plan	89
20.2 Processing	94
20.3 Infrastructure	96
20.4 Environmental Considerations	97
20.5 Manning	98
20.6 Operating Costs	98
20.7 Taxes and Royalties	100
20.8 Contracts	100
20.9 Capital Cost	101
20.10 Metal Price	101
20.11 Economic Analysis	102
20.12 Sensitivity Analysis and Risk	105

21.0 INTERPRETATION AND CONCLUSIONS	109

22.0 RECOMMENDATIONS	110

23.0 REFERENCES	111

24.0 DATE AND SIGNATURE PAGE	112

25.0 APPENDIX A – LIST OF CLAIMS	114

APPENDIX B – Open Pit Mine Plans	118

APPENDIX C – Cash Flow Tables	124

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page vi

List of Tables

Table 3-1: Summary of Briggs Mine Production	10
Table 3-2: Briggs reconciliation data	11
Table 3-3: Estimate of the Remaining Open Pit Mineral Resource in the Briggs Mine	13
Table 3-4: Estimate of the Goldtooth Underground Mineral Resource	13
Table 3-5::Estimate of the remaining Mineral Reserves in the Briggs Mine	14
Table 3-6: Briggs Mine Net Cash Flow	15
Table 4-1: Units of measure, Conversion Factors, and Abbreviations	17
Table 6-1: Permits and approvals associated with Briggs Mine	23
Table 6-2: Permits and approvals for Cecil-R and Jackson exploration areas	25
Table 8-1: Exploration history of the Briggs Mine	28
Table 8-2: Canyon production history at the Briggs Mine	29
Table 9-1: Stratigraphic section on Briggs property	37
Table 12-1: Exploration programs at the Briggs Project (modified from WSE, 1994)	41
Table 12-2: Twinned drillhole comparison (0.01 opt cutoff grade)	43
Table 14-1: WSE Statistical Comparison of Drillhole Types (0.010 opt Cut-off Grade)	45
Table 14-2: WSE Statistical comparison of lithology groups (0.010 opt Cut-off Grade)	45
Table 17-1: Statistics of sample Au values at Cecil-R prospect	51
Table 17-2: Statistics of sample Au values at Jackson prospect	51
Table 18-1: Historic Metallurgical Reconciliation	53
Table 19-1: Drillholes in Briggs Database at July 2007	56
Table 19-2: Sample assay statistics – Briggs area – All samples	56
Table 19-3: Comparison of RC samples vs. core samples	58
Table 19-4: Comparison of all samples vs. unmined samples	59
Table 19-5: Statistics of samples by rock type	61
Table 19-6: Statistics of 20-foot bench composites by rock types	62
Table 19-7: Model rock codes and densities	64
Table 19-8: Composite assay statistics – Briggs area – all composites	68
Table 19-9: Statistics of 20-foot composites within mineralized envelopes	69
Table 19-10: Statistics of 20-foot mineralized composites within remaining rock	70
Table 19-11: Statistics of blasthole data	74
Table 19-12: Summary of OP variogram parameters	75
Table 19-13: Summary of UG Variogram Parameters	76
Table 19-14: Summary of OP modeling parameters	78
Table 19-15: Summary of UG modeling parameters	79
Table 19-16: Estimate of the Remaining Open Pit Mineral Resource in the Briggs Mine	79
Table 19-17: Estimate of the Goldtooth Underground Mineral Resource	80
Table 19-18: Estimate of the remaining Mineral Reserve in the Briggs Mine	81
Table 20-1: Briggs Pit Design Criteria	88
Table 20-2: Briggs Open Pit Production Schedule	88
Table 20-3: Underground Ore Production Summary	92
Table 20-4: Briggs Project Production	96
Table 20-5: Reclamation expenditure summary	97
Table 20-6: Operating Manning Levels	98
Table 20-7: Briggs Open Pit Mine Production Cost History by Year	98

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page vii

Table 20-8: Briggs Open Pit Mining Costs by Function	99
Table 20-9: Briggs Underground Mining Costs by Function	99
Table 20-10: Briggs Process Plant Costs by Function	100
Table 20-11: Briggs Capital Cost	101
Table 20-12: Briggs Mine Net Cash Flow	103
Table 20-13: Open Pit Only Cash Flow - $650 / Au oz price	104
Table 20-14: Combined Open Pit and Underground Cash Flow - $650 / Au oz price	105

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page viii

List of Figures

Figure 6-1: Location map of the Briggs Mine	20
Figure 6-2: Briggs Claim Map	21
Figure 6-3: Site Map	22
Figure 9-1: Regional geology map and stratigraphic column	33
Figure 9-2: Property geology map	34
Figure 9-3: Cross section – 7900 north	35
Figure 9-4: Cross section – 11,300 north	36
Figure 14-1: Grade Distribution 2005-07 RC Drillholes	47
Figure 17-1: Plot of statistics for Cecil-R, Jackson and Briggs	52
Figure 19-1: Log histogram of samples values	57
Figure 19-2: Log histogram of Goldtooth UG samples values	58
Figure 19-3: Graph of all samples vs. samples in unmined rock	60
Figure 19-4: Plot of sample means (logs) by rock type	61
Figure 19-5: Plot of 20-foot bench composite means by rock type	62
Figure 19-6: Mineralized polygons on 1600 level with current topography	65
Figure 19-7: High Grade 3D Solid and High Grade Blasthole Data (Looking East)	66
Figure 19-8: High Grade 3D Solid and Low Grade 3D Solid (Looking East)	67
Figure 19-9: Plot of all mineralized composites vs. remaining composites	70
Figure 19-10: Lognormal histogram plot of composites in mineral envelopes	71
Figure 19-11: Log Probability Plot of all mineralized composites	72
Figure 19-12: High Grade Zone – Sample Statistics	72
Figure 19-13: High Grade Zone – Probability Plot	73
Figure 19-14: Plot of blastholes vs. all 20-foot bench composites	75
Figure 19-15: Grade tonnage curve for Kriging vs. IDP2 models	82
Figure 19-16: Underground Ore Grade vs. Unit Cost	84
Figure 20-1: Briggs Open Pit Mine Layout	87
Figure 20-2: Goldtooth Underground Mine Layout	90
Figure 20-3: Long Section of the Goldtooth North Area	91
Figure 20-4: Long Section of the Goldtooth South Area	91
Figure 20-5: Spot Gold Price	102
Figure 20-6: Gold Price Sensitivity – Open Pit Only Case	106
Figure 20-7: Total Cash Flow Sensitivity Chart – Open Pit Only Case	107
Figure 20-8: Gold Price Sensitivity – Combined Open Pit and Underground	108
Figure 20-9: Total Cash Flow Sensitivity Chart – Combined OP and UG Case	108

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 9

3.0 SUMMARY

TM Consulting Inc (TMC) was retained by Atna Resources Ltd (Atna) to prepare a technical report on the Briggs Mine property to Canadian NI 43-101 Mineral Reserve reporting standard. This technical report is based on the 2007 Interim Re-start Feasibility Study Combined Open Pit and Goldtooth Underground Case of the Briggs Gold Project, Interim Report on the Development of the Gold Tooth Underground Mine and Statement of Reserves as of December 31, and supporting Mineral Resource Technical Reports (collectively “Briggs FS”). TMC is of opinion the Briggs FS is thorough and comprehensive, and was prepared in accordance with accepted industry practices and standards. It accurately states the conditions of the Project and the requirements for development. No fatal flaws were found in the Briggs FS, or the supporting documentation. Results of the Briggs FS showed that the Briggs mining project has a positive technical and economic expectation, as described in the sections below.

The Briggs Mine (Briggs) operated between January 1996 and April 2004 under Canyon Resources Corporation (Canyon). Atna acquired Briggs through its March 2008 merger with Canyon. CR Briggs, a wholly owned affiliate of Canyon, operates the Briggs Mine. Briggs began commercial gold production in October 1996 as a heap leach gold operation. The Mine ceased active mine production in February 2004 but has continued to recover gold from the heaps.

The Briggs Mine is located in Inyo County, California about 50 miles east of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south 7 miles on gravel roads to the Mine site. The Briggs property consists of 198 unpatented and two patented mining lode claims, one patented and 18 unpatented mill site claims that together cover a total area of approximately 4,480 acres. The U.S. Bureau of Land Management (BLM) administers the claims, which are on federally owned lands administered by the BLM. All of the claims are located in Inyo County in southeastern California.

Briggs produced gold by heap leaching both crushed and uncrushed (run-of-mine) material placed on leach pads. A total of 23.5 million tons of material grading 0.031 oz Au/t containing nearly 740 thousand ounces of gold was placed on the leach pads. A total of 51.6 million tons of waste has been mined, indicating an overall stripping ratio of 2.2:1 over the life of the mine.

The processing of gold from this material by heap leaching continued until 2006, when reagent additions ceased. Gold continues to be recovered from the recirculation of process fluids as part of the heap closure process. Nearly 554 thousand ounces of gold have been recovered by leaching since 1996. The cost to produce an ounce of gold has averaged $306 per ounce recovered.

Table 3-1 summarizes the past production of the operation. The annual amount of material placed on the heap leach pads has varied between 575,913 tons in 2004 to 5,183,100 tons in 1999.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 10

Table 3-1: Summary of Briggs Mine Production

Parameter	Tons	Oz Au/t	Au-Ozs
Open Pit	23,476,572	0.0306	717,525
Underground	111,400	0.1883	20,980
Total Mine Production	23,587,972	0.0313	738,505
Waste	51,600,000
Strip Ratio	2.2:1

As of June 2006, reclamation of the waste dumps including reseeding has been completed with exceptional success because of rains in the spring of 2005. Reclamation of the clay borrow area is 90% complete with only the access road removal remaining. In addition, the top 3-4 benches of the heap leach pad have been re-graded to the prescribed 3H: 1V slope. The remaining reclamation work includes completion of the heap leach pad, facility and pond removal, internal road removal and final drainage completion. The total cost to complete reclamation is estimated at $2.2 million.

The Panamint Mountains trend north-northwest for approximately 80 miles and average about 16 miles in width. The range is flanked by the grabens of the Panamint Valley on the west and Death Valley on the east. Rocks that vary in age from Precambrian to recent and that have been modified by several tectonic and metamorphic events underlie the western flank of the Panamint Range. The rocks have been deformed by at least two folding episodes and were intruded during the mid-Mesozoic time by granitic to dioritic intrusions. Shearing and hydrothermal activity focused in low angle structures as well as vertical extensional fault zones, depositing silica, Ca-Mg-Fe carbonates (silica-carbonate alteration) and pyrite with gold and traces of chalcopyrite. Young basin and range faulting dramatically raised the Panamint Range to its current height and continues to the current period. Two rock suites dominate the geology in the vicinity of the Briggs Mine. The first is a package of light colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of dark green to rusty brown amphibolite gneiss. The Precambrian rocks are the hosts for most of the gold resource at Briggs; the amphibolite is particularly favorable, even though volumetrically it constitutes less than 20 percent of the Precambrian rocks present. The second suite is a large felsic intrusive mass of Triassic-aged monzonite to granodiorite composition. The intrusive rocks are separated from the Precambrian gneiss by two major faults. Structure is critically important to ore formation at Briggs. Both gold mineralization and wall rock alteration are controlled by large-scale and micro-scale structures. They are responsible for rock preparation of an otherwise generally unsuitable host in the form of the quartz-feldspar gneiss. The most obvious structure, the Goldtooth fault, was a major conduit for ore-bearing fluids. The Briggs orebodies are disseminated replacement style deposits. The alteration-mineralization displays a remarkably simple assemblage of gold, disseminated pyrite, carbonate (usually ferroan dolomite) and silica (+/-) sericite. Styles range from broadly disseminated at Briggs Main and Briggs North to structurally controlled and partially replaced host rock at Goldtooth and Briggs North underground.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 11

The Briggs drillhole database consists of 847 drillholes, the majority of which were completed by reverse circulation methods (RC). A total of 18 holes are diamond drillholes generally completed as HQ core. Most of the drillholes have not been down-hole surveyed but Canyon indicates that those that were showed insignificant deviation. In addition to the Briggs drilling, respectively, 55 holes and 34 holes were completed on the Cecil-R and Jackson Mines just to the north.

Sampling methods are well documented for 2005-2007 drill programs. The RC drilling was wet with a rotary splitter used to cut the samples. The historic RC sampling was collected mainly on 5-foot increments but it is not known if the drilling was done dry or wet or what types of sample splits were made at the drill site or who supervised the sampling. There does not appear to be any records of the sample collection procedures, splitting or storage protocols, which is fairly typical of pre-“43-101” documentation. However, companies that used industry standard practices conducted the post-1988 programs that comprise the database and there is no reason to suspect data integrity particularly with the strength of the mining reconciliation.

The Briggs Mine gold recovery process is conventional heap leach. Crushed or run-of-mine ore is placed on the leach pads and leach solution is re-circulated between the ore and the gold adsorption recovery columns. Gold is adsorbed onto the carbon and then desorbed from the carbon into a stripping solution. Electrowinning removes the gold from the stripping solution onto stainless steel mesh, forming sludge. The sludge is then smelted and refined into gold dore and sold. The Briggs Mine refinery typically produces a dore of 70% gold and 20% silver.

Canyon has tracked the reconciliation of the model and reported production. The model would have been dynamic as new drilling was added but represents the model in use at the time of comparison. The reconciliation data are shown in Table 3-2. The data shows that overall the reconciliation is excellent (dominated by the large Main Briggs pit) but that individual pit phases were highly variable. This result is typical of many gold mines in that the global deposit can be well estimated from development drilling but the local estimates are much more difficult. The monthly reconciliation at Briggs was highly variable but the yearly reconciliations were excellent.

Table 3-2: Briggs reconciliation data

Pit	Mined	Model	Percent	Mined	Model	Percent	Mined	Model	Percent
Phase	Tons	Tons	Variance	Grade	Grade	Variance	Ounces	Ounces	Variance
Main Briggs	17,811,700	17,736,400	0.4%	0.0301	0.0299	0.7%	535,810	529,640	1.2%
NBR	1,382,400	1,256,600	9.1%	0.0508	0.0551	-8.3%	70,290	69,200	1.6%
Goldtooth	2,136,100	2,409,900	-12.8%	0.0415	0.0394	4.9%	88,580	95,040	-7.3%
NBR Layback	635,630	575,910	9.4%	0.0500	0.0470	6.0%	31,801	27,078	14.9%
BSU	145,700	225,100	-54.5%	0.0393	0.0298	24.2%	5,720	6,700	-17.1%
TOTAL	22,111,530	22,203,910	-0.4%	0.0331	0.0328	1.0%	732,201	727,658	0.6%
*Obtained from monthly engineering reports

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 12

In June 2006, an SEC Guide 7 compliant mineral resource report was completed by John Taylor, which was revised to Canadian NI 43-101 compliant report in October 27, 2007 and titled “Technical Report on the Briggs Mine Project”. This study utilized a cutoff of December 31, 2006, for drillhole data. An open pit mining study prepared by WLR Consulting, Inc. of Lakewood, Colorado, was completed November 8, 2006 based on the Taylor report. This study, used as the basis for the subsequent Feasibility Study, detailed an economically positive case for restarting the Biggs Mine as an open pit operation. During the completion of the Taylor report, the high grade nature of the Goldtooth structure at Briggs was recognized and a drilling program was continued to test the structure. As a result of this work, a NI 43-101 compliant Mineral Resource Technical Report was completed by Reserva International (Timothy J. Carew) entitled “Technical Report - Briggs Mine Underground Project” on July 26, 2007. Practical Mining LLC of Spring Creek, Nevada, was commissioned to complete the “Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006”, dated February 2, 2007. This work was combined with the prior open pit study to develop a combined open pit and underground development plan for Briggs.

Capital and operating cost estimates were updated February 2008 and the financial analysis revised to evaluate current feasibility study economics. Additional work completed includes over flight of the property to develop new surface topography and additional metallurgical confirmatory test work of mineralization in the Goldtooth structural zone. During late 2007 and early 2008 five additional drillholes were completed but not included in this Technical Report. The results from these additional drillholes appear consistent with expected results and will be included in a new block model and study underway to evaluate an expanded open pit mine plan.

Table 3-3 shows the estimate of open pit Mineral Resources for the Briggs Mine. Total Measured and Indicated open pit Mineral Resources are estimated to be 17.9 million tons at a gold grade of 0.021 opt (382,400 contained gold ounces).This is an estimate of the total remaining in-situ mineralization in the Briggs Mine amenable to open pit mining methods inclusive of Mineral Reserves, not including satellite Mines such as Jackson and Cecil-R. This Mineral Resource has been reconciled (reduced) to account for the Goldtooth zone designated for underground mining. Additional open pit Mineral Resources at the Inferred level of confidence are estimated at 4.2 millions tons grading 0.022 oz Au/t (93,400 contained Au ounces).

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 13

Table 3-3: Estimate of the Remaining Open Pit Mineral Resource in the Briggs Mine

Table 3-4 shows the estimate of high grade and proximal low grade mineralization in the Goldtooth structure of the Briggs Mine. Total Measured and Indicated high grade underground Mineral Resources are estimated to be 345,000 tons at a gold grade of 0.223 opt (76,900 contained gold ounces). The low grade Mineral Resource was modeled and estimated for use in underground mine planning related to incremental ore included in stope designs. This Mineral Resource is outside (in addition to) the open pit Mineral Resource and inclusive of underground Mineral Reserves. Additional Mineral Resources at the Inferred level of confidence are estimated at 3.0 millions tons grading 0.074 oz Au/t (220,600 contained Au ounces).

Table 3-4: Estimate of the Goldtooth Underground Mineral Resource

Table 3-5 shows the estimate of Mineral Reserves for the Briggs Mine. This is an estimate of the total remaining in-situ mineralization in the Briggs Mine that is currently technically and economically feasible. The economic model used to evaluate Mineral Reserves is based upon a gold price of $650 per troy ounce. The open pit Mineral Reserves are supported by a Feasibility level study to re-start the Briggs Mine based on mining and processing using the same equipment and methods used prior to 2004, when the mining was suspended, and the updated Mineral Resources shown above. Open pit mining dilution is accounted for by compositing on 20 foot intervals and supported by strong reconciliations of actual production to block model estimates. The underground Mineral Reserves are supported by a Feasibility Study based on contract mining (long hole open stoping) and incremental processing to supplement the ore mined from the existing open pits. Underground ore dilution is accounted for by including an additional one foot of hanging wall and one foot of foot wall rock beyond the designed stopes (5 ft. min. mining width). Combined Briggs open pit and underground mine Mineral Reserves at the Proven and Probable level of confidence are estimated as 4.41 million tons grading 0.034 oz Au/t (151,000 contained gold ounces).

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 14

Table 3-5:Estimate of the remaining Mineral Reserves in the Briggs Mine

This Mineral Reserve Technical Report is based on CR Briggs Feasibility Studies that demonstrate the viability of re-opening the Briggs Mine as a combined open pit and underground operation. Sequential drilling programs have amply displayed the potential for the development of additional gold mineralization at this site and nearby property positions. Additional improvement to project economics may be developed as new reserves are defined and produced to offset fixed overhead cost and the initial investment required to take this mine back into operation is repaid.

The open pit mine plan develops a Proven and Probable Mineral Reserve of 4.16 million tons at a grade of 0.026 ounces per ton (opt) containing 108,500 gold ounces at a strip ratio of 3.4 waste tons to one ore ton. An additional Probable Mineral Reserve of 259,000 tons at a grade of 0.164 opt containing 42,500 gold ounces would be mined by underground methods to supplement open pit ore production. Crushing will be conducted at a target rate of approximately 1.6 million tons of ore per year over a three year period and leaching will occur over a four year period.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 15

Year one gold production is estimated at 27,850 recovered ounces increasing to 40,426 ounces in year two, 37,397 ounces in year three, 16,600 ounces in year four and 564 ounces in year five. Site cash cost of operations or the combined open pit and underground mining case is projected to be $484 per ounce of gold and the full cost, including full capital recapture, is $623 per ounce. The open pit mine only case cash cost is project to be $494 per ounce and full cost $626 per ounce. Either case provides a reasonable return in today’s gold market and, once the mine is open, is expected to pave the way for development of additional open pit and high grade underground mineralization as well as potential satellite mines.

The existing mining equipment at Briggs is sufficient for re-start of open pit operations with the addition of two blasthole drills and miscellaneous other ancillary units. A mining contractor may be used for underground mining operations. Current gold prices are significantly higher than those used in the mine design. Additional upside can be developed, should gold prices remain high, within the existing mineral resource base of mineralization.

Initial capital investment for the open pit case is $10.5 million during the pre-production period. The underground mine requires another $2.5 million capital investment before underground ore production in year one. Included in this capital investment is $1.2 million of expenditures underway.

Briggs Mine economics are favorable for the open pit mine re-start alone or combined with the Goldtooth underground mine, at gold prices significantly below current market. Total net cash flow over the pre-production and five year production period for the open pit mine only is $2.0 million at a gold price of $650 per ounce increasing to $10.9 million at a $750 gold price. Payback of the initial $10.5 million investment is 2.75 years at a $650 gold price and 2.0 years at $750 gold. Including the Goldtooth underground mine increases net cash flow to $3.3 million and $15.6 million at gold prices of $650 and $750 respectively. The payback period increases slightly (one quarter year) under the combined open pit and underground mine case. Annual net cash flow for these cases is shown below in Table 3-5.

Table 3-6: Briggs Mine Net Cash Flow

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 16

The initial recommendation is to complete a block model, including recent drillhole results, to evaluate an expanded open pit mine plan. Atna is currently completing this phase of work. An expanded open pit mine plan may include much of the ore designated for the Goldtooth underground mine. Underground and open pit mine plans should then be mutually optimized such that each area of the Mine is mined by the method that returns the greatest value net of waste stripping or underground development. If underground mining continues to look attractive, then it is further recommended to design a test mine with the purpose of gaining additional underground geotechnical information and provide access for closer spaced underground drillholes to further define ore blocks prior to detailed stope design.

The overall recommendation is to proceed with the Briggs Mine re-start plan given the current gold price outlook and favorable project economics.

4.0 INTRODUCTION

Thomas McNamara (Consulting Mining Engineer) has prepared this Canadian NI 43-101 compliant technical report for the Briggs project at the request of Atna Resources Limited (Atna), a public company listed on the Toronto Stock Exchange (symbol ATN). Canyon Resources Corporation (Canyon) of Golden, Colorado, a Delaware corporation is a wholly-owned subsidiary through merger with Atna on 18 March, 2008. Canyon controls, among other mineral assets, the Briggs Mine Property located in Inyo County, California which is described in this report.

The purpose of this report is to provide a NI 43-101 compliant Technical Report that can be used for assessing the open pit and underground minable Mineral Reserves remaining at the Briggs Mine. The technical report was written for compliance with disclosure and reporting requirements set forth in the Canadian Venture Exchange (CDNX) Corporate Finance Manual, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1.

Mineral Resources for the Briggs Mine were calculated and reported in Technical Reports available on SEDAR. The previous technical reports provided information used for Items 6 through 19 of this report with the exception of Mineral Reserve estimations. Canyon assisted in writing the Mineral Reserve estimation (Item 19.14) and Item 20 by supplying a Feasibility Study entitled “2007 Interim Re-start Feasibility Study Summary Combined Open Pit and Goldtooth Underground Case of the CR Briggs Gold Project” as well as supporting studies and documentation.

The scope of Canyon’s mandate included: 1) review of pertinent technical reports, feasibility studies, cash flow models, and supporting data, 2) update cash flow models to verify project economics, 3) a Briggs Mine site visit, 4) discussions with Atna management and staff, and 4) prepare a NI 43-101 compliant Technical Report.

The author of this report, Thomas M. McNamara, conducted a site visit to the Briggs Mine on April 29, 2008.

This report uses the British Imperial system of weights and measures for most purposes. Table 4-1 summarizes units of measure and conversion factors used in this report along with frequently used acronyms and abbreviations.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 17

Table 4-1: Units of measure, Conversion Factors, and Abbreviations

Term	Explanation
1 inch	= 2.54 centimeters
1 foot	= 0.3048 meter
1 mile	= 1.6 kilometers
1 acre	= 0.4047 hectare
1 square mile	= 259 hectares, =640 acres
1 short ton	= 0.907 metric tonne, = 2000 pounds
1 pound	= 16 ounces, = 0.454 kg (14.5833 troy ounces)
1 ppm	= 0.0292 ounces, = 1 gram/tonne, = 0.0001%
1 oz troy/ton	= 34.2857 gram/tonne, = 0.03429%

AA	atomic absorption spectrometry
Au	gold
Ag	silver
opt	troy ounces per short ton
Oz Au/t	troy ounces gold per short ton (oz/ton)
Oz Ag/t	troy ounces silver per short ton (oz/ton)
ft	foot or feet
RC	reverse circulation drilling method
Ton (t)	short ton
$	currency of the United States
000	multiply value times one thousand
CIM	Canadian Institute of Mining, Metallurgical, and Petroleum
OP	open pit mine
UG	underground mine
BLM	U.S. Department of the Interior, Bureau of Land Management

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 18

5.0 RELIANCE ON OTHER EXPERTS

TMC has relied almost entirely on data and information provided by Canyon and existing Technical Reports to complete this report. The author reviewed much of the available data, visited the project site, and checked historic data. The author believes the data presented by Canyon and other independent qualified persons relied upon for information included in this report is generally an accurate and reasonable representation of the project.

In the preparation of this report, TMC obtained written or verbal data from the persons below:
•	James Hesketh, President and COO of Atna Resources Ltd.
•	Ken Mann, General Manager of CR Briggs
•
John Taylor, Registered Professional Engineer (Geology), State of Arizona, qualified person and author of “Technical Report on the Briggs Mine Project, Inyo County, California, USA” dated July 2006 edited October 27, 2007. Relied upon for general geology, open pit block model, and open pit mineral resource estimation.

•
Timothy J. Carew, Registered Professional Geoscientist, British Columbia, qualified person and author of “Technical Report – Briggs Mine Underground Project, Inyo County, California, USA”, edited May, 2008. Relied upon for underground block model and undergound mineral resource estimation.

•
William L. Rose, Professional Engineer, principal author of “2006 MINING STUDY of the CR BRIGGS GOLD PROJECT” that formed the basis for the open pit sections in the “2007 Interim Re-start Feasibility Study Summary Combined Open Pit and Goldtooth Underground Case” by Canyon Resources and CR Briggs dated April 5, 2007.

•
Mark Odell, Professional Engineer, qualified person and author of “Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2007” by Practical Mining LLC dated January 14, 2008.

The author has not checked legal documentation for permits or for validity of leases or unpatented and patented mining claims covering the Briggs project. Although the author is not a Qualified Person for assessing the validity of unpatented claims, he has no reason to believe that Canyon is not in compliance with all legal issues. Canyon has provided documentation for these issues and this information is referenced or included in this report.

The author did not investigate the environmental or social-economic issues associated with the Briggs project and the author is not a Qualified Person for these issues in California. Canyon has provided documentation for these issues and this information is referenced or included in this report. Canyon has also established a long history of production from this property.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 19

6.0 PROPERTY DESCRIPTION AND LOCATION

6.1 Location

The Briggs Mine is located in Inyo County, California about 50 miles east of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south 7 miles on gravel roads to the Mine site. The location of the property is shown in Figure 6-1.

6.2 Land Area

The Briggs property consists of 198 unpatented and two patented mining lode claims, one patented and 18 unpatented mill site claims that together cover a total area of approximately 4,480 acres. The U.S. Bureau of Land Management (BLM) administers the claims, which are on federally owned lands administered by the BLM. All of the claims are located in Inyo County in southeastern California. A claim map is shown in Figure 6-2. A listing of the claim names and BLM recordation information is presented as Appendix A

6.3 Mining Claim Description

The mining claim group is located near 36°, 0” north latitude and 117°, 15” west longitude and covers portions of section 1, 2, 11, 12, 13, 14, 22, 23, 26, 27, 34, 35 and 36, T22S, R44E and section 1, 2, 11, 12, 13, 14, 23, 24, 25, 26, 35 and 36, T23S, R44E, Mount Diablo Base and Meridian. The areas of defined gold resources are located entirely in the claims listed in Appendix A and shown in Figure 6-2, which is the claim location map. Figure 6-3 is a site map showing the areas that have been mined or used as waste pad, or leach pad area.

6.4 Agreements and Encumbrances

To the extent relevant to the mineral project, agreements and permits are in place that provide for the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites. The property ceased active mining during 2004 but is still actively leaching. All permits are still in place for the Briggs mining area. The exploration areas of Cecil-R and Jackson would require additional permitting should a reserve be developed. There are no reported encumbrances on the property.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 20

Figure 6-1: Location map of the Briggs Mine

N
Ballarat
Pleasent Canyon
Middle Park Canyon
Shephard Canyon
Anthony Mill
Alkali Flats
South Park Canyon
T22S
T23S
Big Horn Canyon
Briggs Mine
178
R42E
R43E
Water Canyon
Redlands Canyon
PANAMINT
Manly Peak
PANAMINT
RANGE
R43E
R44E
Fish Canyon
R44E
R45E
T23S
T24S
Coyote Canyon
RANGE
SLATE
VALLEY
Valley Wells
Wilson Canyon
ARGUS
Trone Airport
T24S
T25S
Copper Queen Canyon
Naval Reservation
Pioneer Point
RANGE
Trona
Argue
Searles Lake
R43E
R44E
R44E
R45E
Bishop
Big Pine
Fort Independence
Independence
Lone Pine
Keeler
Olancha
Furnace Creek
Nevada
California
Death Valley Junction
Detail Area
Shoshone
Tecopa
Charleston View
25 Miles
Inyo Co., California
California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit

Briggs Mine

Inyo County, California

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 21

Figure 6-2: Briggs Claim Map

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 22

Figure 6-3: Site Map

Office Area
Process Plant
Leach Pad
Crushing Plant
Permit Area
NBR Pit
Main Pit
Goldtooth Pit

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 23

6.5 Environmental Liabilities

6.5.1 Current Approvals and Reclamation Requirements

Table 6-1: Permits and approvals associated with Briggs Mine

Permit	Action and Conditions
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Resource Area EIS/EIR #CA065-NEPA-94-03 State Clearing House #92122070	Record of Decision – 7/10/95 – Approval with Conditions
Microwave Right of Way – Slate Range CACA-30653	Granted 1/11/96
North Briggs/Goldtooth Expansion Exploration Plan CACA-36957	FONSI – Issued CACA650-NEPA-99-164
Inyo County Independence, CA Mining Reclamation Plan 92-3	Notice of Decision 7/13/95
Inyo County Independence, CA Resolution 95-52	Approved 9/12/95 With Conditions of Approval 95-48
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Amended Reclamation Plan 96-5	Approved 1/12/2000 Goldtooth 28 acres North Briggs 50 acres Reduced Main Pit by 24 acres (112 to 88) Increased overall reclaimable acres from 352 to 372 acres
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 793 Mod. #896
Approved 6/8/98
Mining
- Continuous 24-hour readings at 2 stations on north and south edges of permit boundary with calculated averages of 24-hour readings midnight to midnight. Difference in North vs. South station 24-hour averages cannot exceed 50ug/cubic meter.
- 25 mph speed on site.
- Maintain 2 water trucks on site at all times.
- 20% opacity max – inspect roads 1/day, haul roads 2/day
- 100,000 gal. water storage
- Maximum blast 210 holes

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 794 Mods 874,880,889,945,1010	Crushing - Daily maximum mine and crush rate of 48,000 tons or X<57,877-0.572Y X=Ore & Waste Mined Y=Crushed Ore - 10% Opacity - Bag house maintained at 99% efficiency - 17,280 tons/day crush maximum
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 795 Mods 726,902,991,101	Processing/Leaching - LPG max 535 gal/day - pH must be maintained above 10 - CN gas not to exceed 154#/day - CN ambient concentration of 4.7 ppm max measured in 6 locations/week

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 24

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 796 Mod 875	Generators - Record all diesel consumption - 20% opacity maximum - Sulphur Dioxide <0.2% by volume
California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001
Leach Pad
- 5.5 million square feet
- 126 acres
- Liner, 40 mil PVC top, then 8” clay, then geotextile (vadose zone monitoring), then 4” clay
- Leak Collection & Recovery System (LCRS), 4” perforated pipes to direct solution to 6, 8,or 12 inch solution pipes
- Solution collection trench, 40 mil XR-5 top, then 40 mil PVC

California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001
Waste Rock
- 27 million tons
Solution Collection Ponds
- Liner, 60 mil HDPE top, then geonet, then 40 mil PVC
Playa
- 400,000 cubic yards maximum removal
Lime
- 840 tons/week maximum
- 120 tons/day maximum

Wildlife issues
Desert Bighorn Sheep (ovis canadensis nelsoni)
- CDFG fully protected species
- Cal BLM sensitive species
Townsend Big-Eared Bats (corynorhinus townsendii)
- Federal special concern species
- CDFG species of special concern
- CAL BLM sensitive species

Spill Prevention, Control, and Countermeasures Plan	Submitted to Lahontan, BLM and Inyo County in July, 1997
EPA	RCRA ID # CAR000015438
404 permit, 94-00236-TAW Redlands Canyon Drainage Diversion	7/19/95
404 permit, Clay Borrow Activity	Original 8/8/95 - expired on 7/19/98 Additional revised 7/13/00, expired 11/9/03 -189,000 cu yd
BATF	Approved 5/11/95
MSHA	ID 04-05276 11/21/95
California EPA License 4054 6/16/97 Redlands Spring Diversion	Right to use water
Inyo County Road Agreement Encroachment permit #E92-019 and E95-003	Max 24’ wide and all work within 30’ of center
Well Permits Inyo County Health S96-03	For PW1 and PW2
California Department of Fish and Game Clay borrow and Redlands Spring	Streambed Alteration Agreement 5-123-95 Tamarisk removal plan in exchange for clay borrow 8/1/95, expired 7/15/02

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 25

Table 6-2: Permits and approvals for Cecil-R and Jackson exploration areas

Permit	Action and Conditions
BLM Operating Plan - 100 acres of disturbance over 3,000 acres
POO submitted to BLM 1/16/01 - With vegetation mapping, biological survey, and cultural resources

EA to BLM Nov. 02 , CA 065-2002-82 - FONSI and Decision Record 12/23/02 - CACA-42806

Appealed to IBLA and request for stay 1/27/03
- Great Basin Mine Watch, Friends of the Panamints
- IBLA denial of stay 6/5/03
- IBLA deny appeal 10/27/05

Filed NOI to BLM for 25 holes on Cecil R on 1/27/06 - Letter from BLM stating proceed on 2/3/06

INYO COUNTY Reclamation Plan 2001-1 Conditional Use Permit 2002-03	6/26/02 Board Approval - filed on 7/1/02
CALIFORNIA DEPT OF FISH AND GAME Streambed alteration agreement Notification #6/2001-028 8/1/02-8/1/07	Negative Declaration Fee $1,250 paid 7/1/02 5 day notice required before start of construction
California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES general permit Notice of Intent sent 2/6/06	Notice of Intent sent 2/6/06 SWPPP written and available

6.5.2	Current Reclamation Bond Amount

CD No. 05050-00075 in the amount of $128,413.19 issued in favor of Inyo County. This CD covers an inflation adjustment for bonds outstanding.

CD No. 05052-01248 in the amount of $30,000 issued in favor of Inyo County. This CD covers exploration activity at the Cecil R Mine.

Bond No. 46-0130-06740-99-0 in the amount of $144,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management. This bond covers exploration activity under Reclamation Plan No. 96-5 for mine #91-14-0127.

Bond No. 46-0130-06742-99-2 in the amount of $1,010,000 issued to Inyo County, the California Department of Conservation, and the California Regional Water Quality Control Board. This bond covers any unplanned pollution releases under Reclamation Plan No. 92-3 for mine #91-14-0120.

Bond No. 46-0130-06741-99-6 in the amount of $3,030,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management for reclamation work covered under Reclamation Plan No. 92-3 for mine #91-14-120.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 26

All above bonds are held with United States Fidelity and Guaranty Company.

Reclamation of the waste dumps including reseeding has been completed with exceptional success. The clay borrow area is 90% complete with only the access road removal remaining. The top 3-4 benches of the heap leach pad have been re-graded to the prescribed 3H: 1V slope. The remaining reclamation work includes completion of the heap leach pad, facility and pond removal, internal road removal and final drainage completion. The total cost to complete mine closure and reclamation is estimated at $2.2 million (details in Section 20.4).

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 27

7.0 ACCESS, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE, AND PHYSIOGRAPHY

7.1 Access

The Briggs gold Mine is located on the western flank of the Panamint Range, Inyo County, California, approximately 50 miles northeast of Ridgecrest, as shown on Figure 6.1. Access is over paved highway from Ridgecrest through Trona continuing north for 18 miles to the Ballarat turnoff. From the turnoff, the gravel surfaced road goes east 3 miles to Ballarat, then south along the Panamint Range 7 miles to the project site.

7.2 Climate

The project area is located in the high desert region of California. Comfortable winter conditions, rarely freezing, and summer temperatures often exceeding 120° F characterize the area. Precipitation averages 3.8 inches annually, with the highest rainfall occurring in winter and early spring. Annual evaporation averages 150 inches. Monthly evaporation averages are significantly above monthly precipitation averages.

7.3 Local Resources and Infrastructure

The Briggs project is remotely located and has limited access to local infrastructure. Power generation is on site by means of a 4-megawatt diesel generator station. Road access is good with out-sloped, improved 2-lane dirt, county road (currently maintained by Briggs) to the front gate of the mine. Water is by means of two site wells, each capable of producing up to 600 gallons per minute. The water is of poor quality, containing a high level of dissolved sodium chloride and a small water treatment plant utilizing reverse osmosis is used to provide potable water. Heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside.

7.4 Physiography

The site is located at the foot of the rugged, north-south trending Panamint Mountain Range, at a base elevation of 1,400 feet. The Panamint Range rises quickly from the dry alluvial fans at its foot to several peaks over 7000 feet in elevation in a distance of four miles. The mountainous areas are sparsely vegetated by local grasses, creosote bush, buckwheat and cactus, and are cut by deep ravines. In elevations above 5000 feet, the mountains support juniper and pinion pine.

Alluvial fans formed at the mouths of the larger ravines as a result of sporadic flooding. The fans on the project area extend horizontally 6,000 feet into the Panamint Valley playa. The playa is a barren alkali lakebed occasionally covered with a thin sheet of water during the spring rains or as a consequence of rare flash-flood runoff.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 28

8.0 HISTORY

8.1 Property History

Gold was discovered in the early 1890's on the western side of the Panamint Mountain Range. The Ratcliff Mine was founded in Pleasant Canyon in May, 1896 and created the need for a mining camp and supply center. A camp was established at Post Office Spring (one of the area's only sources of potable water) and was later relocated about a quarter-mile to the north (Ballarat). In July of 1897, Ballarat, California was officially recognized as a town. At its peak, the town of Ballarat served as a major supply center for the Ratcliff Mine and various other mines throughout the Telescope district. Ballarat's "boom town" years lasted from 1897 to 1902 when the town hosted a population of 400 to 500 people. Ballarat's decline began in 1905, when the Ratcliff Mine suspended its operations. By September of 1917, the post office closed and the once busy community of Ballarat became a ghost town.

No historical information was found on CR Briggs Mine (7 miles south of Ballarat) until the 1930’s when the United States Government funded the first modern exploration program on the property. Numerous companies explored the property from 1972 until it was placed into production by Canyon in 1996.

8.2 Exploration History

The Briggs gold property has an exploration history dating back to the 1930’s when the United States Government funded an underground adit into the Goldtooth Vein. Harry Briggs, a local prospector and small mine operator, held the property at that time. Approximately 1,600 feet of drifting and raising was completed and a small amount of ore removed and milled on site at an average grade of 0.170 ounces per ton gold. Exploration and production ceased with the declaration of gold mining as a nonessential industry during World War II. Interest in the property resumed in 1972 and several exploration programs have occurred since then. Table 8-1 lists the organizations and exploration programs conducted over the years at the Briggs property.

Table 8-1: Exploration history of the Briggs Mine

Year	Organization	Activity
1930’s	US Government	1600 ft. Underground drifting/raising
1930’s	Harry Briggs	Minor underground stoping/milling
1972	Placer Amex	3 rotary holes (1270’)
1975	Homestake	6 rotary holes (1880’), mapped
1977	Inspiration	6 core holes (1456’)
1980	NERCO	Mapped and sampled
1981	Western Nuclear	8 rotary holes (1434’)
1981	Phelps Dodge	2 rotary holes
1985	Camindex	2 holes
1986-1987	Billiton	10 RC holes
1988-1989	Addwest Gold	202 RC holes PN1-PN202

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 29

8.3 Resource and Reserve History

Canyon completed the purchase of Addwest Gold, Inc. in January 1990. As a result, Canyon obtained 100% ownership of the Briggs property. Canyon completed the exploration program initiated by Addwest and produced a feasibility study in 1994. The feasibility study described a gold Mine amenable to open pit mining and heap leach processing containing a base case of 21.45 Mt grading 0.030 oz Au/ton (643,500 oz Au) at a 1.24:1 strip ratio.

8.4 Production History

Construction for the Briggs Mine started in December 1995 and mine pre-stripping commenced in January 1996. Table 8-2 shows the production history by year. A brief description of the activity by year follows.

Table 8-2: Canyon production history at the Briggs Mine

Year	Open Pit Tons	Open Pit Oz Au/t	OP Ozs Mined	UG Tons	UG Oz Au/t	UG Ozs Mined	Ounces Produced	Cost $/oz Au
1996	814,800	0.043	34,680				3,414	$1,362
1997	2,845,300	0.033	93,202				66,768	$367
1998	3,577,600	0.029	102,840				80,316	$302
1999	5,183,100	0.025	131,820				86,669	$286
2000	4,118,859	0.024	98,838				86,621	$274
2001	3,685,800	0.035	129,707	21,700	0.193	4,180	96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800	57,058	$315
2003	837,300	0.040	33,450				36,645	$380
2004	575,913	0.047	27,058				29,662	$281
2005							9,289	$215
2006							2,020	$515
Totals	23,476,572	0.0306	717,525	111,400	0.1883	20,980	553,603	$307
*Average 1996- April 2006 (cost of sales at mine before inventory numbers)

1996 - The first ore was crushed and placed on the heap in July of 1996 with the first gold pour in October. Development drilling continued on the Goldtooth and Briggs North (NBR) orebodies throughout 1996. By December a total of 178,000 feet of drilling in 525 holes had been completed for exploration, development, condemnation, metallurgical and environmental purposes. This work defined 805,000 ounces of gold contained within 32.2 Mt of Mineral Resource at an average grade of 0.025 oz Au/t.

1997 - In 1997 the gold resources at NBR and Goldtooth located immediately north and south, respectively, of the Main Briggs Mine were upgraded to reserves, which increased by 318,700 ounces from the original 643,500-ounce reserve.

1998 – Because of higher than expected crushing costs, an additional 1.4 million tons of lower-grade run-of mine ore averaging 0.010 oz Au/t were placed on part of the heap.

1999 - Canyon applied for an amendment to the Briggs operating permit to include mining of the NBR and Goldtooth orebodies. Heap leach operations continued with a combination of run-of-mine and crushed ore being placed on the pad.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 30

2000 - In January the amendment to the mine’s operating permit was approved. Pre-stripping of the NBR orebody began in the second half of the year. Initial tonnage and gold grade in Briggs North was 202,700 tons grading 0.058 opt, appreciably higher than the 0.029 oz Au/t average at the Main Mine.

2001 - Due to the marked decrease in the gold price during 2001, approximately two thirds of the NBR reserve became uneconomic to mine by open-pit methods. A study was undertaken to evaluate mining the higher-grade (>0.20 oz Au/t) portion of the orebody by underground methods using the exposed portion of the orebody in the North Briggs highwall to initiate access. Underground exploration and development of the NBR underground zone began in the fourth quarter of 2001 using a contract miner. The Goldtooth Mine received additional in-fill drilling that resulted in the delineation of an economically viable orebody. A pit design around the Goldtooth Mine was started, as was a 4.5 million ton expansion of the heap leach pad to accommodate the additional ore. Mining of the Goldtooth Mine began in the fourth quarter of 2001.

2002 - Gold production from the Goldtooth and Briggs pits and the NBR underground continued with no major developments occurring during 2002. Underground production from Briggs North was discontinued in the third quarter due to poor stope conditions. Final production from the underground was 111,000 tons grading 0.189 oz Au/t (20,980 ounces).

2003 - With a slightly improving gold price in 2003, the decision was made to make one more pushback in the eastern highwall of the North Briggs pit. Mining at the Goldtooth Mine was finished in August. Minor production continued from the NBR pit and the run-of-mine ore was placed on the heap.

2004 - Active mining at Briggs ceased in 2004. At that time Briggs had mined 23.6 million tons of ore grading about 0.030 oz Au/t. Leaching continued throughout the year. The mine began to make preparations for reclamation and closure with contouring of some of the waste piles.

2005 - Residual leaching continued through the first half 2005 and rinsing of the pad began in the second half. During June, in light of the greatly improved gold price, the decision was made to evaluate the potential of mining the remaining mineralized inventory at Briggs. After an initial encouraging data review, an RC drilling program was initiated in November 2005 to test possible extensions of the previously mined orebodies.

2006 - This drill program continued until May 2006 and consisted of 61 RC-holes (R1-R61) for 20,677. The new data was incorporated into the Briggs database, which was itself edited and merged from several previously incompatible databases. A Phase 2 drill program was initiated in September 2006 to further test the high grade Goldtooth structure. This program consisting of 47 RC- holes was completed in February 2007 and totaled 16,025 feet. The expanded database was used to generate the mineral resource estimate for this structure.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 31

2007 – During late 2007 and early 2008 five additional drillholes were drilled from the bottom of the BSU pit to test the mineralization to and through the Goldtooth structure. Results from this drilling will be used to update the resource block model and consolidate the open pit model with the Goldtooth underground block model. The objective of this effort is to evaluate expanded open pit options. The results from this drilling program were recently announced and block modeling is underway.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 32

9.0 GEOLOGIC SETTING

9.1 Regional Geology

The Panamint Mountains trend north-northwest for approximately 80 miles and average about 16 miles in width. The range is flanked by the grabens of the Panamint Valley on the west and Death Valley on the east. Together they form part of the western margin of the Basin and Range geologic province that extends across much of the western US.

Rocks that vary in age from Precambrian to recent and that have been modified by several tectonic and metamorphic events underlie the western flank of the Panamint Range. In the vicinity of the Briggs mine the range is composed of a package of volcano-sedimentary rocks intruded during Precambrian time by a series of diabasic to intermediate sill and dikes dated at 1720 +/- 20 million years. This package has been deformed by at least two folding episodes; an older isoclinal event with near horizontal axial planes that were refolded along north to northwest trending axial planes during Paleozoic time. At the time of Precambrian folding the volcano-sedimentary rocks were metamorphosed to amphibolite facies. During the mid-Mesozoic granitic to dioritic intrusions were emplaced along a NNE trend within the Panamint Range. These intrusions are associated with base metal and minor gold-silver vein occurrences present north and east of the Briggs property. Tertiary extension and high heat flow produced extensional high-angle normal faults characteristic of the Basin and Range province and slightly later, low angle gravity slide or detachment faults. These detachment faults locally favor sub-horizontal, chloritized horizons occupied by the Precambrian diabase sills. Shearing and hydrothermal activity focused in these low angle structures as well as vertical extensional fault zones, depositing silica, Ca-Mg-Fe carbonates (silica-carbonate alteration) and pyrite with gold and traces of chalcopyrite. Young basin and range faulting dramatically raised the Panamint Range to its current height and continues to the current period. Figure 9-1 is a regional geology map.

9.2 Local Geology

9.2.1 Stratigraphy

Two rock suites dominate the geology in the vicinity of the Briggs Mine. The first is a package of light colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of dark green to rusty brown amphibolite gneiss. The Precambrian rocks have been metamorphosed to amphibolite facies. The quartz-feldspar gneiss, which now consists of quartz, potassium-sodium feldspar and muscovite mica, is interpreted to be part of what was once a thick sequence of clastic sedimentary rocks. The amphibolite bodies are the possible relics of what were formerly hypabyssal mafic intrusive dikes or basalt volcanic flows inter-bedded with the former sediments. The Precambrian rocks are the hosts for most of the gold mineralization at Briggs; the amphibolite is particularly favorable, even though volumetrically it constitutes less than 20 percent of the Precambrian rocks present.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 33

Figure 9-1: Regional geology map and stratigraphic column

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 34

Figure 9-2: Property geology map

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 35

Figure 9-3: Cross section – 7900 north

A
A'
500 Feet
Looking North
Gold Tooth
Fault
Mesozoic
Intrusive
Quaternary
Alluvium
Undifferentiated
Precambrian
Gneiss &
Amphibolite

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 36

Figure 9-4: Cross section – 11,300 north

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 37

The second suite is a large felsic intrusive mass of Triassic-aged monzonite to granodiorite composition. It is generally coarsely porphyritic to equigranular and ranges from dark to light gray in color. The intrusive body lies within the range to the east of the gneiss. It is separated from the Precambrian gneiss by two major faults. The first is the high-angle Goldtooth fault, which divides Precambrian gneiss on the west from Triassic monzonite on the east. The second fault is a low-angle detachment (or slide) style fault, which brings a slab of intrusive down the mountainside and locally hides the Goldtooth fault and the gneiss. Table 9-1 shows the stratigraphic units on the Briggs property.

Table 9-1: Stratigraphic section on Briggs property

Rock Symbol	Explanation
Qal	Quaternary alluvium
Mzl	Mesozoic intrusive
Fault contacts	Precambrian rocks
Pqg	Quartz-feldspar gneiss
Pag	Amphibolite gneiss

9.2.2 Structure

Structure is critically important to ore formation at Briggs. Both gold mineralization and wall rock alteration are controlled by large-scale and micro-scale structures. They are responsible for rock preparation of an otherwise generally unsuitable host in the form of the quartz-feldspar gneiss, and the most obvious structure, the Goldtooth fault, was a major conduit for ore-bearing fluids. The oldest structures recognizable at Briggs are folds developed in the Precambrian gneisses. As seen in the pit walls they form a series of collinear, tight folds with near vertical axial plane geometry. Fold crests often show higher concentrations of alteration and gold-sulfide mineralization and apparently acted as traps for gold-bearing hydrothermal fluids.

The largest and single-most important structure on the property is the high-angle Goldtooth Fault, which marks the contact between the gneiss and the intrusive. It is a well-defined feature, striking north-northeast, dipping steeply west at 75º to 80º and can be traced or inferred for at least 6 miles as it cuts obliquely across the western side of the mountain range. It displays normal movement, down-dropping the gneiss on its western, hanging wall side at least 150-200 feet (as seen in the Goldtooth Pit). It also defines the easternmost edge of the gold resource in the Briggs area and was likely the major feeder conduit for gold-bearing hydrothermal fluids that ultimately formed the Briggs orebodies. It directly hosts the Goldtooth open pit orebody (originally 3.0 Mt @ 0.037 oz Au/t) as well as the historic Goldtooth underground mine that exploited a small tonnage of high-grade (>0.25 oz Au/t) replacement ores.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 38

The second major high-angle structure in the mine area has been informally labeled the “Northeast Fracture Zone (NFZ)”, which is an indistinct linear shear zone that strikes northeast. The shear is poorly displayed in the high wall of the Briggs Main pit (originally 21.4 Mt @ 0.030 oz Au/t) as a 100 to 300 foot-wide zone of west dipping foliation and semi-ductile shearing, but its presence and size is mainly inferred by the persistently linear nature of the gold mineralization that constituted the Briggs Main orebody. The NFZ is entirely within the Precambrian gneiss. A second, less persistent, parallel shear zone about 50-75 feet wide has been recognized to the east of the NFZ and west of the Goldtooth fault. This shear appears to control minor gold mineralization exploited in a small open pit satellite to Briggs Main pit.

These shears are considered to be, at least in part, horsetails propagating from the Goldtooth fault where it makes a dog-leg right bend just north of the Goldtooth open pit. Together they form a parallelogram-shaped region some 6,000 feet long by 3,000-4,000 feet wide that hosts all of the significant gold mineralization discovered at Briggs. This is a classic wrench-style extensional structural setting, highly conducive to the dilatency that encourages the inflow and concentration of hydrothermal fluids as well as focused movement that mechanically produces enhanced rock fracture permeability.

Also important to the structural setting at Briggs are two vertically stacked, west-dipping, shallow-angle (20º-30º) normal or detachment faults. The upper fault slides Triassic intrusive rocks over the Precambrian gneiss and truncates and covers the Goldtooth fault east of the Briggs Mines. Its location is easily recognized in outcrop and in the upper-most benches of the Briggs Main and Briggs North pits. Its contact is often characterized by strong silica-carbonate alteration and veining, however gold mineralization is generally only trace level. The lower shallow-angle fault lies parallel to the upper fault and about 250 feet below it. The lower fault is less recognizable, located as it is entirely within the gneiss, but as mapped in the underground workings, is characterized by cataclastite and local mylonite development from one to thirty feet in thickness. It appears to have acted as a fluid barrier and trap to gold-bearing hydrothermal fluids moving along the subjacent high-angle feeders. The lower low-angle fault bounds the upper limit of the gold resource at Briggs Main where gold mineralization has been confined to the footwall. At Briggs North this fault served as the main host for gold mineralization.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 39

10.0 DEPOSIT TYPE

The Briggs orebodies are disseminated replacement style deposits. They strongly resemble in appearance some of the disseminated gold ores exploited in the California Mother Lode (especially some of the East Belt gold mineralization) and even some true Precambrian-age greenstone deposits, although it should be noted that, at Briggs gold mineralization/alteration is very likely mid-Tertiary or younger based on its association with faults of that age. It has been described as epithermal in nature – that is, related to relatively low temperature, shallow hydrothermal activity. However, the lack of associated indicator elements (base metals, arsenic, antimony, mercury, and thallium), lack of typical epithermal hydrothermal alteration halos, and lack of evidence for vertical zoning do not support this view. Rather, the simple and uniform ore and pyrite-silica-carbonate alteration mineralogy suggest a mesothermal origin for the Briggs Mines.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 40

11.0 MINERALIZATION

The alteration-mineralization found at Briggs and in many other locations in the Panamint Range displays a remarkably simple assemblage of gold, disseminated pyrite, carbonate (usually ferroan dolomite), and silica (+/-) sericite. Styles range from broadly disseminated at Briggs Main and Briggs North to structurally controlled and partially replaced host rock at Goldtooth and Briggs North underground. The presence of disseminated pyrite, occurring as euhedral crystals from 0.5 mm up to 2-3 mm in diameter, is the most reliable guide to significant gold mineralization. Concentrations associated with significant gold values typically average from 0.5 to 1.0 percent, but can range up to more than 5 percent in high-grade gold intervals. Carbonate/silica flooding, carbonate and quartz-carbonate veins and vein stockworks are ubiquitous, and while they are important constituents of the known orebodies, alteration without gold is very widespread and not a reliable guide to ore. The amphibolite bodies appear to have been preferentially altered and pyritized and host a disproportionately large amount of the significant gold mineralization. It is speculated that this is due to the comparatively brittle rheology of the amphibolite compared to the quartz-feldspar gneiss, and favorable chemical characteristics (mainly the high iron content allowing the formation of disseminated pyrite) of the amphibolite.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 41

12.0 EXPLORATION

The Briggs gold property has an exploration history dating back to the 1930’s as summarized in Table 12-1. The authors (J Taylor and B Fleshman) were involved with the 2005-2006 programs that were focused on expansion and in-fill of the mineralized zones just outside the existing open pits; however, the complete database (starting with data from the Addwest program in 1988) was used in the evaluation. The authors have relied heavily on a 1994 report by Western Services Engineering’s (WSE) that was provided by Canyon for information regarding the historic or pre-2005-06 drillhole programs and data. WSE’s report entitled: “The Briggs Gold Project Ore Reserves Feasibility Study” described exploration activity including drilling up to 1994. Table 12-1 summarizes the activity at the Briggs project using data from the WSE report and amended to include the recent Canyon activity. A total of ten exploration companies have been involved in the exploration and drilling at the Briggs property.

Table 12-1:  Exploration programs at the Briggs Project (modified from WSE, 1994)

Year	Organization	Activity
1930’s	US Government	1600ft of Underground Drift\Raises Average Grade of 0.170 opt five foot thickness
1972	Placer\Amex	DH-1 to DH-3; 1270 Ft (Rotary) no logs available
1975	Homestake	SH-1 to SH-6; 1880 Ft (Rotary)
1977	Inspiration	DDH-1 to DDH-6, 1456 Ft (Core)
1980	Nerco	Mapping & surface sampling
1981	Western Nuclear Phelps Dodge Corp	RDH-7 to RDH-14; 1434ft (Rotary) RDH-8 and RDH-14 Locations Unknown
1985	Camindex	B-1 to G-1
1986-1987	Billiton	BRC-1 to BRC-10
1988-1989	Addwest Gold, Inc	PN-1, PN-202
1990-1991	Canyon Resources Corp/Kennecott Exploration	PN-203 to PN-244, PNC-244, PNC-1 to PNC-4
1992-1993	Canyon Resources Corp	PN-245 to PN-315, PNC-5 to PNC-17
1994-2003	Canyon Resources Corp	BN-1 to BN-108
2005-2007	Canyon Resources Corp	GT05-01 (core) & R-1 to R-61; R-68 to R-114
2007-2008	Canyon Resources Corp.	BU08 1 to 5

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 42

13.0 DRILLING

13.1 Summary

The Briggs drillhole database consists of 847 drillholes (including Cecil-R and Jackson areas) with a total footage of 22,707 feet. Modern exploration began in 1972 culminating in open pit extraction in 1994. The database includes only those drillhole completed after 1988 during the Addwest program. The drillholes locations ore assay data could not be validated for earlier holes. The majority of the drillholes completed on the Briggs project were reverse circulation (RC) drillholes with only 17 core holes.

13.2 Reverse Circulation Drilling and Logging

Currently, at the Briggs project, there are a total 847 RC drillholes included in this report and five additional RC holes under review. Although ten exploration companies have carried out exploration, the drillhole database uses only holes completed during the 1988 program by Addwest and later. Drilling since then has used several different drill contractors. During the 2005-2006 drill program Boart-Longyear supplied two RC drill rigs, one truck mounted rig and one track mounted rig.

RC holes vary from 25 ft to 835 ft and were drilled at various angles. Most of the angle holes were drilled in an easterly direction. None of the RC holes were surveyed using down-the-hole equipment. The majority of the drillholes are relatively shallow. The lack of down-the-hole surveying in the shallow holes therefore, probably is not a significant impact.

All of the drill collars are referenced in a local mine grid. Collar locations for the 2005-2006 programs were surveyed using Canyon’s differential GPS with a high degree of accuracy. Presumably many of the earlier Canyon holes were surveyed using the same instrument, but it is not known when the current equipment was first introduced or what holes have been surveyed or the level of accuracy.

Approximately 100 of the historic RC drill logs (pre 2005-2006) were reviewed by the author and all appear to have been well documented by qualified geologists. The logs are kept on site at the mine offices in a numeric order and are easily retrieved for examination. Each drillhole has its own file folder, which also contains the assay results for that hole.

Representative RC drillhole cuttings from both the historic drill programs and 2005-2006 programs are stored in plastic chip trays. Sample pulps are also available for some of the historic holes. Both the chip trays and sample pulps are stored in a separate “geology” storage building. Inventories for the pulps and drill chips from the historic programs are not available.

Rejects from the recent 2005-2006 drilling are secured in sealed drums at the ALS-Chemex laboratory in Sparks, Nevada. Pulps from the 2005-2006 programs will be returned to the Briggs site along with the sample rejects.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 43

13.3 Core Drilling and Logging

There were a total of 17 historic core holes drilled at the Briggs project (pre-2005). The drills logs for these holes are available and were reviewed by the authors. No down-the-hole surveys were completed on any of these holes. There was also no standard rock quality measurements logged on the holes and there was no mention how the samples were selected or prepared or how much of the core was retained for further inspection; however, some of the core is stored with the chip trays and sample rejects on site.

During the 2005-2006 season, one core hole GT05-01, was completed to test the down dip extension of the Goldtooth fault zone. A second core hole was attempted in the North Briggs underground extension but was stopped before it reached the target depth because of strongly fracture ground conditions resulted in poor penetration rates.
Core drilling was contracted to Hansen Drilling (Nevada Contractor License #36181). Core size was HQ and NQ (2.5-inch and 1.87-inch respectively) using a CS1000PL. Down-the-hole surveys were made at regular intervals using an Easy Shot system that recorded the magnetic heading, dip of the hole and magnetic field in the hole

Un-cut core was logged and photographed by the author (B Fleshman). Logging included recording lithology, alteration, mineralization and structures. In addition geotechnical data were recorded, including core recovery, RQD, rock hardness, and fracture density.

13.4 Twin Hole Comparison

Canyon twinned a number of drillholes to determine the variations in grade over relatively short distances. WSE reviewed the twin-hole program using grade-thickness values between pairs of twinned drillholes (Table 12-2).

Table 12-2: Twinned drillhole comparison (0.01 opt cutoff grade)

Drillhole Pair	Distance Apart (ft)	Grade Thickness (ft-oz/t)	Grade Thickness (ft-oz/t)	Percent Variance	Total Thickness (ft)	Total Thickness (ft)	Percent Variance
PN004 –PN288	1.9	4.36	6.01	37.8%	60	55	(8.3)%
PN008-PN281	4.7	1.52	1.33	(12.5)%	65	50	(23.1)%
PN009-PN211	6.8	5.12	3.45	(32.6)%	80	45	(43.8)%
PN033-PN282	4.2	1.04	0.63	(39.4)%	60	40	(33.3)%
PN031-PN267A	7.8	11.94	10.98	(8.0)%	280	260	(7.1)%
PN069-PN267	6.1	3.72	3.94	5.9%	120	130	8.3%
PN099-PN297	4.5	2.65	3.06	15.5%	55	65	18.2%

WSE noted that there was significant variation within the pairs. The grade thickness varies by as much as 40% as does the mineralized thickness. In their conclusion, WSE stated that the comparison indicates that there will be variation in the predicted grade versus the mined grade on the short-term basis while the long-term global tonnage and grade values would probably remain consistent. This conclusion is supported by the reconciliations discussed earlier (Table 3.2). The reconciliation of mine to model for the Briggs operation was excellent at 0.4%, 1.0% and 0.6% respectively for tons, grade and ounces but the small BSU pit phase (146,000 tons) had a reconciliation of only -54.5%, 24.2% and -17.1% for tons, grade and ounces.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 44

14.0 SAMPLING METHOD AND APPROACH

14.1 Summary

The Briggs drillhole database consists of a total of 758 exploration and development drillholes. In addition during the course of the mining activity there are 157,480 blastholes in an incomplete digital database. The blastholes were not used for grade modeling but were used for grade outlines and data validation.

14.2 Reverse Circulation Sampling

Historic RC sampling was collected mainly on 5-foot increments but it is not known if the drilling was conducted dry or wet or what type of sample splits were made at the drill site or who supervised the sampling. There does not appear to be any records of the sample collection procedures, splitting or storage protocols, which is fairly typical of pre-NI 43-101 documentation. Companies that used industry standard practices conducted the post-1988 programs that comprise the database and there is no reason to suspect data integrity particularly with the strength of the mining reconciliation.

Boart-Longyear personnel collected samples during the 2005-2006 programs. A sampler was dedicated to collecting the sample and placing washed cuttings into the chip trays under the supervision of a qualified geologist. All drilling was conducted using water injection; therefore, a wet rotary splitter was utilized. The wet splitter was set up to collect two samples for each 5-foot drill run. One sample was shipped to the analytical lab and the other sample was retained as a duplicate. Two 5-gallon plastic buckets were used to collect both the assay sample and duplicate sample. Both samples were labeled with the drillhole identification and the footage interval. The duplicate sample was labeled in the same manner except had an added “D” placed on the bag. Cloth sample bags, inside the secured mine site, were allowed to drain at the drill site for normally 1-2 days prior to collection and transporting to the laboratory.

The normal procedure of allowing the buckets to over flow from the wet rotary splitter was used. The heavy sample fraction hopefully settles rapidly enough to prevent the loss of gold mineralization and at the same time produce a representative sample. To test the impact of this industry standard collection procedure, one drillhole was sampled where the entire split was collected into multiple buckets with no overflow. The fine fraction was then sampled and compared to a normally collected sample. The results indicated that there was no bias in the normal site procedure of allowing the sample buckets to overflow

14.3 Core Sampling

During the 2005-2006 programs, drill core was selected by the (B Fleshman) after logging. Individual samples were selected based on observed mineralization within lithological or structural contacts. The minimum sample length was 2.9-feet. Core selected for sampling was marked with a metal tag at the start of the sample run. Where possible the cut lines were drawn on the core to guide the sawing. A dedicated core saw was used for the sample collection. The author (B Fleshman) cut and sampled the core. After sawing the sample interval was placed into a plastic bag labeled with the corresponding sample interval.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 45

14.4 Bulk Samples

Near surface and underground bulk samples were taken for metallurgical testing (see metallurgical section). In addition, crusher samples were taken for production monitoring. None of the testwork was reported to have any assay values that would make the drill samples suspect.

14.5 Drill Data

An audit of the database as it existed in 1994 was completed as part of WSE’s feasibility study. WSE appears to have conducted an adequate audit of the database, as it existed at the time of their report. The audit consisted of a two-stage approach, beginning with a database review designed to detect database input errors (stage 1). In stage 2, WSE conducted a statistical review of the database as it related to the compilation of a resource estimate. This included the determination of statistical sub-populations, as well as an examination of the frequency distribution, mean, standard deviation and anomalous high-grade samples.

WSE examined the drill database to determine if the differing drill methods (core vs. RC) had any notable statistical differences that might impact the resource estimation. WSE compared the average grades and standard deviations of both the core holes and the RC holes from the PN series, which WSE felt were better documented (Table 14-1). WSE conclusion was that there was no apparent bias given this general analysis.

Table 14-1: WSE Statistical Comparison of Drillhole Types (0.010 opt Cut-off Grade)

Drillhole Type	No. of Samples	Grade (opt)	Standard Deviation	Coefficient of Variation
Core (17)	1,148	0.0359	0.0290	0.79
RC (303)	6,084	0.0361	0.0359	1.00

Lithological biases were also examined by WSE comparing the average grades and standard deviations of the dominant rock units (Table 14-2). Not all of the drill data has been coded into the database and unfortunately, the logging formats have varied over the years and to adequately evaluate the data re-logging all of the chips and core would be required.

Table 14-2: WSE Statistical comparison of lithology groups (0.010 opt Cut-off Grade)

Rock type	Samples	Grade (opt)	Standard Deviation	Coefficient of Variation
Amphibolite	4,460	0.0431	0.0410	0.95
Quartz-Feldspar	11,352	0.0294	0.0278	0.94
Mixed, Amphibolite Dominant	492	0.0402	0.0330	0.82
Mixed, Quartz Dominant	920	0.0339	0.0281	0.82

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 46

During the 2005-2007 RC drilling, 5,377 samples were submitted to ALS Chemex for preparation and analysis. Utilizing a cutoff of 0.01 oz Au/t, the RC samples have a mean of 0.042 oz Au/t and a standard deviation of 0.087 from a total of 1428 samples. This grade is much higher then reported in the previous programs. The higher average grade is partially explained by the number of drillholes targeting the Goldtooth zone that is the focus of this study. The range of the grades is from less than detection to a high of 2.15 oz Au/t. The grade distribution indicates a population break around 0.20 oz Au/t as shown in Figure 14-1. At a cutoff of 0.10 oz Au/t, 150 samples have a mean of 0.206 oz Au/t and standard deviation of 0.199.

Figure 14-1: Grade Distribution 2005-07 RC Drillholes

14.6 Blasthole Drilling

The blasthole data supports the validity of the exploration and development sampling at Briggs and is discussed in more detail in the modeling section. There are at total of 157,480 blastholes recorded digitally, which is estimated at +80% of all blastholes. The mean of blastholes greater than 0.01 oz Au/t is 0.033 with a standard deviation of 0.033, which is in line with WSE numbers. The blast holes are AA-analysis and should be slightly lower than fire assays.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 47

15.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

15.1 Summary

Prior to conducting the exploration core-drilling program in 2005-2006, a Quality Assurance and Quality Control program (QA/QC) was designed to meet the requirements of the National Instrument 43-101. The QA/QC program includes all aspects of the data collection from accurate reporting of drill collars, and down-hole surveys, through sampling protocols, assay controls, managing and interpreting analytical standards to database management.

Both the RC and core drilling and the logging and sample collection were done under the supervision of Bill Fleshman (CP Geol, AusIMM, 10742), the designated Qualified Person (QP) for the drill program.

15.2 Sample Security

RC samples within the secured fenced mine area were allowed to drain at the drill site for 1-2 days. After the samples had drained they were collected and placed into new 50-gallon transport drums that were sealed and placed on pallets. Normally only one drillhole was placed into a drum; however, if more than one hole was placed into a drum, the sample bags were separated with plastic. Each shipment contained a shipment form containing a list of the samples in the shipment and the date and method of transport. The sample shipment was assigned a job number by the assay laboratory and a copy of the transport form with its assigned job number returned to the geologist.

Drill core was stacked in a dedicated secure area by drillhole number. After the core was split for analysis and bagged it was placed in a secure area inside the fenced mine area. The author (B Fleshman) transported the core samples to the assay laboratory.

15.3 Drill Sample Preparation and Analysis

A certified assay laboratory (ALS Chemex Laboratories of Sparks, Nevada) was selected to perform a one-assay ton fire assay with an atomic adsorption finish. Duplicates assays where required will be sent to American Assay Laboratories, Sparks, Nevada. ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QMI Management System Registration. The Bill Fleshman prior to the program has reviewed the laboratory facilities.

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

1.
Crushing - Samples are dried at 110-120[0]C and crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that > 70% of the sample must pass a 2mm (10 mesh) screen.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 48

2.	Pulverizing – Greater than 85% of the ring pulverized sample passes through a 75-micron screen (Tuler 200 mesh).

These characteristics are measured and results reported and logged to verify the quality of sample preparation. ALS Chemex standard operation procedures require that at least one sample per day is taken from each sample preparation station. Measurement of sample preparation quality allows the identification of equipment, operators and processes that are not operating with specifications.

15.3.1 ALS Chemex Quality Assurance Program

The quality function is an integral part of the all day-to-day activities at ALS Chemex and involves all levels of its staff. Responsibilities are formally assigned for all aspects of the quality assurance program. QC results from all sample preparation laboratories are reported to the QC department monthly. The data is combined and reported to senior management. Review of the performance of each branch takes place as part of a monthly quality assurance meeting.

15.3.2 Analytical Quality Control-Blanks, Reference materials and Duplicates

The Laboratory Information Management System inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with method. The rack size is the number of samples including the QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals and duplicates are analyzed at the end of the batch. Quality control samples are inserted based on the rack sizes.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 49

16.0 DATA VERIFICATION AND QA/QC PROGRAMS

The following is based on existing technical reports available on SEDAR. Figures and additional detail can be found in those reports listed in the references.

Historic drill samples were analyzed at four laboratories including American Assay, Barringer Laboratories, Bondar-Clegg and Skyline. WSE reviewed the historic reports and concluded that the check assay data indicates that the analytical results have been reasonably compiled. Also, standards were utilized during the drilling and the results indicate that there is reasonable control between the laboratories.

During the 2005-2007 program standards and blanks were submitted to ALS Chemex with the sample shipments. The analytical standards were two commercially prepared reference standards purchased from RockLabs of New Zealand (SK21 and SG14). Standards were selected based on grade and mineralogical component. Both samples contained a high percentage of silica, feldspars, iron pyrites and minor quantities of finely divided gold. These qualities closely match the ore hosts at the Briggs Mine. The expected gold contents of the standards are based on analysis returned from a number of different laboratories (26 in the case of SK21 and 30 sets of values for SG14). Sk21 has an average gold concentration of 4.048µg/g with a 95% confidence interval 0.041µg/g. Standard SG14 has an expected average gold content of 0.989µg/g (+/- 0.019µg/g) at the 95% confidence interval. The “Certificate of Analysis” for each reference standard is available from Canyon. The “blank” was prepared from silica sand purchased from a local hardware chain.

In addition to monitoring results from the laboratory, the QAQC program highlighted areas that need to be changed or improved with respect to the submittal procedure. Firstly, the silica sand did not prove to be sufficiently homogeneous to act as an adequate blank reference. The batches of sand also varied with respect to visible impurities. A much larger pure material of better-known value will have to be developed on site.

Fifty-five (55) splits of SG14 were submitted to ALS with the drill samples. The reported value for this standard is 0.989ppm. Results from ALS ranged from a low of 0.087ppm to a high of 1.22ppm Au. The average value reported during the 2005-06 drill programs was 0.9937ppm with a standard deviation of 0.1335.

Results for SK21 averaged 3.739ppm with a standard deviation of 1.3. The standard has a reported gold concentration of 4.048ppm. The low analytical values are possibly attributed to the submittal procedures, which caused the SG14 to be coded as SK21. The author (B Fleshman) has discussed this with the appropriate mine site personnel and changes will be implemented to prevent this from occurring in the future. The high value returned as SK21 (8.16ppm) appears to be a lab error. In the lab report, the adjacent sample to this high value contains a value near the acceptable value for the standard.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 50

In addition to the assay standards and blanks submitted to the ALS Chemex laboratory, several duplicate samples collected at the drill rig were submitted to the on-site Briggs, assay facility. Duplicate samples were collected for every sample taken at the drill rig. The Briggs laboratory performed 947 gold analyses, 413 fire assays and 534 cyanide extraction assays on the drill samples. The mean for all of the fire assays completed by the Briggs lab averaged 0.031 oz Au/t. ALS returned an average of 0.036 oz Au/t for the same samples indicating the Briggs facility has reported values with a slight underestimation.

At higher cutoffs the difference increases. Using a cutoff of 0.01oz Au/t the ALS samples averaged 0.085 while Briggs on site lab averaged 0.071 opt for same set of duplicate samples. As indicated by the trend line the dispersion increases at higher grades.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 51

17.0 ADJACENT PROPERTIES

The only adjacent properties of known significance are the Jackson and Cecil-R prospects just to the north of the Briggs Mine along the range front (respectively about 2.5 and 4 miles). Both properties are controlled by Canyon. The Worldbeater and Gold Bug properties are currently active exploration properties but they are at much higher elevation in the Panamint Range and geologically dissimilar to the Briggs Mine.

An additional 6 RC holes were drilled at the Cecil-R prospect during the 2006 drill program. Total drilling now consists of 55 holes at about 200-foot spacing. The prospect has not been re-evaluated following the recent drilling. No Reserves or Resources have been reported for the prospect. Table 17-1 shows the summary statistics for the gold values from samples at Cecil-R.

Table 17-1: Statistics of sample Au values at Cecil-R prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.385	3063	0.00586	0.01647	#VALUE!	2.81
0.001	0.385	2985	0.00601	0.01666	0.00432	2.77
0.004	0.385	817	0.01846	0.02826	0.01665	1.53
0.007	0.385	532	0.02565	0.03283	0.02374	1.28
0.010	0.385	353	0.03417	0.03753	0.03224	1.10
0.015	0.385	254	0.04239	0.04142	0.04039	0.98
0.020	0.385	189	0.05071	0.04511	0.04869	0.89
0.030	0.385	113	0.06804	0.05149	0.06593	0.76
0.050	0.385	65	0.08915	0.05948	0.08686	0.67
0.100	0.385	14	0.17271	0.08234	0.17081	0.48

No new holes were drilled at the Jackson prospect during the 2006 drill program. Total drilling now consists of 35 holes that are widely and irregularly spaced. No Reserves or Resources have been reported for the prospect. Table 17-2 shows the summary statistics for the gold values from samples at Jackson.

Table 17-2: Statistics of sample Au values at Jackson prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.370	2486	0.00340	0.01322	0.00215	3.88
0.001	0.370	2486	0.00340	0.01322	0.00215	3.88
0.004	0.370	329	0.01781	0.03285	0.01463	1.84
0.007	0.370	177	0.02897	0.04165	0.02588	1.44
0.010	0.370	103	0.04382	0.04953	0.04180	1.13
0.015	0.370	71	0.05797	0.05398	0.05661	0.93
0.020	0.370	55	0.06969	0.05614	0.06830	0.81
0.030	0.370	43	0.08195	0.05778	0.08027	0.71
0.050	0.370	29	0.10172	0.06112	0.09991	0.60
0.100	0.370	11	0.15327	0.07271	0.15124	0.47

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 52

A plot of the statistics for Cecil-R and Jackson sample gold values were compared against the statistics for the remaining sample values at Briggs. Figure 17-1 shows the plot, which demonstrates that the style of mineralization is similar between the Mines.

Figure 17-1: Plot of statistics for Cecil-R, Jackson and Briggs

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 53

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Canyon has tracked the reconciliation of the reserve model and reported production since production commenced in 1996. The model has been dynamic as new drilling was added but represents the model in use at the time of comparison. The metallurgical and reconciliation data are shown in Table 18-1. The data shows that overall, the reconciliation was within acceptable industry standards (dominated by the large Main Briggs pit) but that individual pit phases were highly variable. This result is typical of many gold Mines in that an unbiased estimate for the global Mine can be created from development drilling but that due to variability within the ore body, local reconciliation estimates are much more difficult to develop. The monthly reconciliation at Briggs was highly variable but the yearly reconciliations were within acceptable industry standards, which equates to acceptable forecasting over the life of the mine. Control of the metallurgical balance was skewed when the processing philosophy changed to placing run-of-mine ore (ROM) on the leach pad without crushing. Approximately 4.8 million tons of ROM ore was place on the pad, reducing overall recovery rates.

Table 18-1: Historic Metallurgical Reconciliation

During operations, metallurgical testing was conducted on material placed on the heap. A combination of monthly crusher composite columns, bulk ROM composite columns and various bottle rolls were performed to assist in determining recoveries and operating parameters for the different pits and ore types. As previously stated, the lower recoveries from ROM material significantly lowered actual recovery to about 75.6 percent. The re-start of the Briggs Mine assumes that all ore will be crushed to improve recovery. Production experience and test work on Briggs’ ores clearly demonstrate a defined recovery to crush size relationship regardless of oxidized or non-oxidized state of the ore. The finer the crush size, the higher the recovery.

Experience indicates that recoveries in the range of 80 percent can be expected from ores crushed to a minimum of 60-80 percent passing at ¼ inch, the design size for the Briggs crushing plant. The following shows the predicted recoveries for the base case mine plan, which is based on the assumption that the reserves are 90 percent “Soft Ores” and 10 percent “Hard Ores”. It is anticipated that the characteristics of future ores will remain typical of those historically mined.

Test work on the high grade ores in the Goldtooth structure indicated similar recoveries and metallurgical characteristics to those seen in lower grade open pit ores. To confirm this finding, reverse circulation drill cutting samples from three drillholes from the Goldtooth North structure were submitted for bottle roll tests, gravity concentration and column test work. The samples were delivered to McClelland Laboratories, Inc. of Sparks, Nevada, on July 21, 2006.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 54

These samples were combined to form a composite sample for test work. This composite had a nominal screen size as received of 99 percent minus ¼ inch, 86.6 percent plus 200 mesh size range as developed by reverse circulation drilling. Assayed head grade for this sample was 0.139 opt Au and the sample was classified as sulfide. Bottle roll tests gold recovery from this sample after 96 hours of leaching was 69.5 percent. Grinding the composite to 80 percent-200 mesh and leaching for 72 hours developed a gold recovery of 94.6 percent indicating high amenability of gold recovery with cyanide leaching. Column leach testing on these samples showed that the composite was readily amenable to simulated heap leach cyanidation treatment. Gold recovery obtained from the sample after 118 days of leach was 77.4 percent and reagent requirements were moderate. While these samples were more finely crushed than the target size of the Briggs crusher, the results, with projection to 360 days, support a gold recovery target in the range of 80 percent for Goldtooth ore. It is anticipated that a crush size of 100% passing ¼ inch will be required to achieve target recoveries in ores from the Goldtooth structure.

Targeted recoveries used for mine planning are:

•	Briggs Main:	80 percent
•	BSU:	83 percent
•	Goldtooth North:	83 percent
•	Goldtooth U/G	80 percent

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 55

19.0 MINERAL RESOURCE ESTIMATE

The following sections 19.1 through 19.15 are based on the two technical reports available on SEDAR titled “Technical Report on the Briggs Mine Project” by John D. Taylor and “Technical Report - Briggs Mine Underground Project” by Timothy Carew. Support for the Briggs mineral resources amenable to open pit mining is from the Taylor report while the underground amenable mineral resources are based on the Carew report.

19.1 Definitions

The term “Mineral Resources”, “Inferred Mineral Resource”, Indicated Mineral Resource” and “Measured Mineral Resource” have the meanings ascribed to those term by The Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standard on Mineral Resources and Reserve Definition and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian institute of Mining, Metallurgy, and Petroleum.

19.2 Drillhole Database

The drillhole database for the pre-2006 drilling at Briggs was transferred from the Project Manager‘s (Bill Fleshman) computer. The drill data was taken from a MedSystem database that was verified by spot-checking the original drill logs, assay sheets and collar locations. A second MedSystem database was located that included additional drillholes but some conflicts were noted with the original database. Validation supported the original database except for the additional holes. The data in the accepted database (DHCHKD) was correct in all but two cases, which were reversed coordinates (PN389 and PN390). These holes were verified by elevation plots and corrected in the DHCHKD database.

An additional 13 holes (PN 480-481, GT 102-110, GT114 and GT 117) were not in the DHCHKD database but were added after validating the holes by the original log and assay sheets. In validating the drill logs, an additional 16 logs were found with CN-assays from the Briggs Lab only. The other holes had all been assayed by fire assay methods by outside commercial laboratories. Eight of the logs had coordinates and eight did not. The holes with coordinates were added to the database but assays were only recorded into a CN-Briggs assay field and are not used for grade modeling.

Bill Fleshman has been responsible for executing the Briggs 2006 drill program and for maintaining data entry for the new holes. Spot checks of hole locations and assay entry were made during time at the Briggs Mine site. Database checks were also run within Gemcom software testing for hole or interval duplication and out of sequence intervals. The Gemcom software uses a Microsoft Access database. The block model used for the open pit mineral resource estimate included the 61 R-holes 2006 but not the additional 47 R-holes 2007 used in the Goldtooth underground block model. Table 19-1 lists the holes in the Briggs database, exclusive of the Cecil R and Jackson areas.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 56

Table 19-1: Drillholes in Briggs Database at July 2007

HOLE-ID	No of Holes	Footage
BN-holes	108	35,980
GT-holes	114	34,067
PN-holes	457	163,247
PNC-holes (core)	17	6,317
MW4	1	835
Briggs-pre2006	697	240,446
R-holes 2006 – 2007	61	20,677
R-holes 2007	47	16,025
Total Holes	805	277,148

After database validation, assays data from Lab assay sheets for 17 holes were compared to the database assays. No discrepancies were noted except for “-1” and “1” recorded for missing samples. These values were missed in the import from MedSystem as “-2” was normally used for missing data. These values were set to “NS” in the database. The values could have caused problems in statistics and estimation.

19.3 Sample Assay Statistics

19.3.1 Analysis of All Gold Samples

Drilling is mostly by reverse circulation methods (RC) with assays collected on 5-foot intervals. The PNC-holes were recorded as diamond holes. The statistics of all 5-foot samples in the Briggs area are shown in Table 19-2. The mineralized population is defined by plus 0.007 oz Au/t values with a distinct background values below 0.004 opt. There is an overlap of values from 0.004 to 0.006 oz Au/t that can either be threshold or low values within the mineral population.

Table 19-2: Sample assay statistics – Briggs area – All samples

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
0.000	2.150	49892	0.00972	0.03009	N/A	N/A	N/A	3.09
0.001	2.150	38655	0.01255	0.03366	-5.59030	2.04122	0.01036	2.68
0.004	2.150	16597	0.02738	0.04747	-4.16138	0.96767	0.02529	1.73
0.007	2.150	12729	0.03423	0.05231	-3.80094	0.69594	0.03165	1.53
0.010	2.150	10016	0.04125	0.05697	-3.53105	0.53766	0.03830	1.38
0.015	2.150	7827	0.04919	0.06216	-3.29873	0.43778	0.04597	1.26
0.020	2.150	6224	0.05726	0.06739	-3.11109	0.37693	0.05379	1.18
0.030	2.150	4189	0.07286	0.07745	-2.82986	0.31197	0.06898	1.06
0.050	2.150	2219	0.10320	0.09665	-2.44620	0.25870	0.09858	0.94
0.100	2.150	652	0.18816	0.14534	-1.81248	0.21946	0.18218	0.77

The overlap is clearly shown in Figure 19-1, which is a log-histogram plot of all samples values. The histogram is clipped to show the primary lognormal population. Once into the primary gold population, the coefficient-of-variation (CV) is very reasonable. There are only 3 samples above the 0.8 oz Au/t (0.996, 1.0210 and 2.150). With these sample clipped, the CV drops to 1.37 at the 0.007 cutoff. With this population distribution, the composites should be well behaved; therefore no cutting was done on the samples.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 57

Figure 19-1: Log histogram of samples values

19.3.2 Analysis of Gold Samples used in Underground Block Model Only

The analysis of gold samples used in developing the block model used for the Goldtooth UG zones shows an overlap between the mineralized and background values, as seen in Figure 19-2, which is a log-histogram plot of all sample values. The histogram is clipped to show the primary log-normal population. Once into the primary gold population, the coefficient-of-variation (CV) is very reasonable. There are only two samples above a 0.8 oz Au/t (0.840, and 2.150). With these samples clipped, the CV drops to 1.45 at a 0.01 cutoff.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 58

Figure 19-2: Log histogram of Goldtooth UG samples values

19.3.3 Analysis of Au Samples by Drill Type

Table 19-3 shows a comparison of the RC-holes vs. the core-hole statistics at a 0.007 oz Au/t cutoff grade. The log estimates of the mean shows that there is no significant difference between the statistical populations. The RC-samples have a few outlier values that raise the un-cut mean of RC-samples slightly higher than core-samples.

Table 19-3: Comparison of RC samples vs. core samples

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Diamond drilling
0.007	0.265	783	0.03178	0.02785	-3.72473	0.52142	0.03130	0.88
RC drilling
0.007	2.150	12729	0.03423	0.05231	-3.80094	0.69594	0.03165	1.53

19.3.4 Analysis of Mined vs. Unmined Samples

Because around half of the Briggs Mine has been mined, a comparison was evaluated for the samples from all the drilling vs. the samples in the remaining (or unmined) portion of the Mine. Table 19-4 and Figure 19-3 show the comparison. The mean values for the remaining samples are slightly higher at lower cutoff grades and slightly lower at higher cutoff grades. The conclusion is that there is no bias to using all samples to model the Mine. Mining has not preferentially removed a higher-grade portion of the Mine. Economic limits of previous mining were determined by strip ratio rather than grade.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 59

Table 19-4: Comparison of all samples vs. unmined samples

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Samples – All original and remaining rock
0.000	2.150	49892	0.00972	0.03009	N/A	N/A	#VALUE!	3.09
0.001	2.150	38655	0.01255	0.03366	-5.59030	2.04122	0.01036	2.68
0.004	2.150	16597	0.02738	0.04747	-4.16138	0.96767	0.02529	1.73
0.007	2.150	12729	0.03423	0.05231	-3.80094	0.69594	0.03165	1.53
0.010	2.150	10016	0.04125	0.05697	-3.53105	0.53766	0.03830	1.38
0.015	2.150	7827	0.04919	0.06216	-3.29873	0.43778	0.04597	1.26
0.020	2.150	6224	0.05726	0.06739	-3.11109	0.37693	0.05379	1.18
0.030	2.150	4189	0.07286	0.07745	-2.82986	0.31197	0.06898	1.06
0.050	2.150	2219	0.10320	0.09665	-2.44620	0.25870	0.09858	0.94
0.100	2.150	652	0.18816	0.14534	-1.81248	0.21946	0.18218	0.77
Samples – All in remaining rock
0.000	2.150	30703	0.00566	0.02418	N/A	N/A	#VALUE!	4.27
0.001	2.150	21628	0.00804	0.02848	-5.97175	1.53382	0.00549	3.54
0.004	2.150	6744	0.02281	0.04779	-4.37741	0.90927	0.01979	2.10
0.007	2.150	4683	0.03073	0.05553	-3.94966	0.69864	0.02731	1.81
0.010	2.150	3378	0.03940	0.06327	-3.61960	0.57052	0.03564	1.61
0.015	2.150	2433	0.04973	0.07195	-3.33036	0.48849	0.04568	1.45
0.020	2.150	1840	0.06001	0.08006	-3.10498	0.43538	0.05573	1.33
0.030	2.150	1178	0.07973	0.09449	-2.77173	0.36423	0.07505	1.19
0.050	2.150	651	0.11297	0.11689	-2.37485	0.29202	0.10765	1.03
0.100	2.150	234	0.19195	0.16706	-1.79559	0.21420	0.18480	0.87

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 60

Figure 19-3: Graph of all samples vs. samples in unmined rock

19.3.5 Analysis by Rock Type

Only the PN-holes have rock codes entered in the database as discussed above. The data is available on paper geologic logs but has not yet been entered. The available rock code data was evaluated and shows higher gold values for amphibolites and chlorite-rich rocks vs. the felsic gneiss but the relationship is very complex and gradational. The division of amphibolites or chlorite-rich rocks compared to the felsic gneiss may be a factor in controlling grade but these divisions are qualitative and more complex than using gold values. At the sample level the distinction is clear but is less apparent with 20-foot bench composites and even less clear at the mining level. A refinement of the geologic model may be possible with a detailed geologic interpretation but the potential improvement would be at the grade-control level by improving the grade distribution. The higher-grade mean of the amphibolites and chlorite-rich rocks is apparent on the graph. If a geologic model could be developed to reflect this difference, the model might improve the grade distribution and improve short-term mine planning. For now, the conclusion is that mineral envelopes based on quantitative gold grade rather than qualitative rock codes are the preferred means of controlling the grade distribution in the model. Table 19-5 shows the sample statistics by mineralized rock types and Figure 19-4 graphs the comparative distributions.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 61

Table 19-5: Statistics of samples by rock type

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Felsic Gneiss
0.004	1.114	7684	0.02167	0.03357	-4.29484	0.80610	0.02041	1.55
0.007	1.114	5703	0.02753	0.03722	-3.92895	0.55738	0.02598	1.35
0.010	1.114	4341	0.03355	0.04084	-3.65601	0.41449	0.03178	1.22
0.020	1.114	2473	0.04762	0.04961	-3.22793	0.27385	0.04546	1.04
0.050	1.114	700	0.08875	0.07859	-2.55812	0.18835	0.08510	0.89
0.100	1.114	135	0.18042	0.14450	-1.86267	0.22100	0.17340	0.80
Chlorite-rich Rocks
0.004	0.745	1470	0.03545	0.05018	-3.85022	0.96783	0.03452	1.42
0.007	0.745	1254	0.04071	0.05256	-3.59484	0.68619	0.03871	1.29
0.010	0.745	1076	0.04604	0.05495	-3.39968	0.52843	0.04348	1.19
0.020	0.745	773	0.05811	0.06068	-3.08499	0.36939	0.05501	1.04
0.050	0.745	295	0.10004	0.08186	-2.46819	0.25264	0.09615	0.82
0.100	0.745	79	0.18894	0.11704	-1.79202	0.21108	0.18517	0.62
Amphibolite Rocks
0.004	0.398	2041	0.03555	0.04038	-3.80393	0.94441	0.03573	1.14
0.007	0.398	1770	0.04023	0.04141	-3.57174	0.67864	0.03946	1.03
0.010	0.398	1537	0.04507	0.04238	-3.38528	0.51463	0.04381	0.94
0.020	0.398	1104	0.05675	0.04487	-3.06645	0.34079	0.05524	0.79
0.050	0.398	451	0.09226	0.05198	-2.48717	0.17590	0.09079	0.56
0.100	0.398	124	0.15405	0.06360	-1.93586	0.11589	0.15291	0.41

Figure 19-4: Plot of sample means (logs) by rock type

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 62

Table 19-6 and Figure 19-5 show the rock type statistics for the 20-foot bench composites (coded by dominant rock type in the composite). The complexity of the rock distribution is apparent in that the mean of amphibolites is closer to the felsic gneiss than with the samples. The relationship is even more muted at the mining block size. The chlorite-rich rocks still show a higher mean.

Table 19-6: Statistics of 20-foot bench composites by rock types

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Felsic Gneiss
0.004	0.631	2213	0.01938	0.02278	-4.28979	0.63035	0.01879	1.18
0.007	0.631	1654	0.02412	0.02459	-3.96607	0.41958	0.02337	1.02
0.010	0.631	1337	0.02784	0.02600	-3.77307	0.32209	0.02700	0.93
0.020	0.631	706	0.03971	0.03121	-3.34763	0.19134	0.03870	0.79
0.050	0.631	145	0.07543	0.05385	-2.67216	0.11885	0.07333	0.71
0.100	0.631	14	0.17832	0.13004	-1.86118	0.20019	0.17186	0.73
Chlorite-rich Rocks
0.004	0.203	20	0.03295	0.04448	-4.00188	1.05823	0.03103	1.35
0.007	0.203	16	0.03992	0.04723	-3.68152	0.80887	0.03774	1.18
0.010	0.203	13	0.04700	0.04978	-3.45049	0.71045	0.04526	1.06
0.020	0.203	8	0.06770	0.05393	-2.92338	0.41349	0.06610	0.80
0.050	0.203	4	0.10118	0.05888	-2.42428	0.23149	0.09941	0.58
0.100	0.203	1	0.20303	0.00000	-1.59439	0.00000	0.20303	0.00
Amphibolite Rocks
0.004	0.167	565	0.02972	0.02459	-3.83200	0.67789	0.03041	0.83
0.007	0.167	494	0.03321	0.02438	-3.63133	0.45092	0.03318	0.73
0.010	0.167	449	0.03569	0.02421	-3.51572	0.34817	0.03538	0.68
0.020	0.167	321	0.04387	0.02412	-3.24012	0.20446	0.04337	0.55
0.050	0.167	84	0.07621	0.02500	-2.61878	0.08183	0.07594	0.33
0.100	0.167	11	0.12879	0.01871	-2.05963	0.01970	0.12876	0.15

Figure 19-5: Plot of 20-foot bench composite means by rock type

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 63

19.4 Geologic (Rock) Modeling

19.4.1 Open Pit Block Model

As demonstrated above, the amphibolites and chlorite-rich rocks have a higher mean grade than the quartz-feldspar rocks demonstrating that the more iron-rich rocks are more favorable for gold distribution; however, this division is very complex and not possible to model with the current level of geologic logging. Also, because the rock units are not discrete but are gradational units, there is a great deal of variability in logging by different individuals. Furthermore, the divisions are more at the sample scale rather than the bench or mining scale. The conclusion is that mineral envelopes based on quantitative gold grade rather than qualitative rock codes are the preferred means of controlling the grade distribution in the model.

The current model uses a mineralized envelope based on an approximate 0.006 gold-cutoff grade. Composites of 0.006 in lower grade material were not modeled. Based on current economics, the open pit cutoff grade is between 0.007 and 0.010 oz Au/t meaning that most of the global Mineral Resource will be ore-grade. Higher cutoff grades will have less local reliability and could possibly benefit from detailed geologic modeling; however, no improvement to the current bulk mining approach is anticipated. The entire Briggs Mine is modeled as one to facilitate evaluation and better mine planning but the three zones (Main/BSU, Goldtooth and NBR) are modeled with different parameters.

The grade envelopes were developed first in cross section (100-foot spaced east-west sections) using the 20-foot bench composites and the available blasthole data. A series of blasthole files were combined and imported to a blasthole point database. The blasthole data provided an excellent representation of the ore mineralization in mined areas showing the precise ore/waste contacts and demonstrating the continuity of mineralization. The ore/waste contacts provided extra control in projecting the mineralized envelopes into the unmined rock. The ore envelopes were then projected from cross section to the 20-foot bench plans. Using a combination of the blastholes, bench composites and the section projections, the mineralized envelopes were finalized on the bench plans. Again, the blastholes provide excellent ore/waste contacts for projecting into the remaining rock. Some adjustments of the envelopes were required because the drillholes were not down-hole surveyed and minor drillhole deviation was apparent.

A higher-grade zone was mined underground from the pit wall of the North Briggs (NBR) pit and a zone of higher-grade mineralization (plus 0.10 oz Au/t) occurs along the Goldtooth fault. These zones are effectively masked in the open pit model because of bench compositing and top cutting. There may be opportunity to exploit the higher-grade Goldtooth zone from the final Goldtooth pit. The limited underground mining in the NBR was removed from the model after grade modeling by assigning a special rock code with a density of zero.

The Briggs Mine generally contains very low sulfides but there is a distinct increase in sulfide content with depth. Gold recovery is slightly lower with more sulfides but this data is not provided in the database for modeling. Gold recovery at Briggs is impacted more by crush size than by a change in oxidation state. Rock codes used for the 2006 model are as follows in Table 19-7.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 64

Table 19-7: Model rock codes and densities

Rock Type	Density-Cuft/ton	Density- tons/Cuft	Block Model Code
Air	0.0	0.0000	0
Alluvium	18.0	0.0556	10
Backfill	18.0	0.0556	8
Rock (waste)	12.2	0.0820	9
Ore Material	12.2	0.0820	100
UGMINED	0.0	0.0000	2
Rock includes unmineralized Meta-volcanic and Meta-igneous rocks

Figure 19-6 shows the mineralized polygons for the 1600-foot bench (typical level that shows all the zones) relative to the existing topography and pits. Appendix B shows the mineralized polygons on a set of bench (plan) maps and cross sections.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 65

Figure 19-6: Mineralized polygons on 1600 level with current topography

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 66

19.4.2 Underground Zone Block Model

The block model used to estimate the underground zone mineral resource high grade model used mineralized envelopes based on an approximate 0.10 gold-cutoff grade. This cut offs are based on a preliminary cost analysis by Mr. Mark Odell, P.E. of Practical Mining LLC, Spring Creek, Nevada and subsequently confirmed using current economics. Grade envelopes were developed similar to the open pit model.

Figure 19-7 shows the high grade 3D solid and high grade Goldtooth blasthole data in isometric view relative to the existing topography and pits. Figure 19-8 shows the high grade solid and surrounding low grade solid. Note that internal waste zones are explicitly not included in the high grade solid in the modeling process.

Figure 19-7: High Grade 3D Solid and High Grade Blasthole Data (Looking East)

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 67

Figure 19-8: High Grade 3D Solid and Low Grade 3D Solid (Looking East)

19.5 Density

Density is based on measurements of metallurgical samples taken in 1992 (Briggs Feasibility Study). McClelland Laboratories analyzed thirty-two samples from 8 HQ-drillholes for bulk density. Results were 11.9 cuft/ton and 12.0 cuft/ton respectively for samples less than and greater than 0.015 oz Au/t. A value of 12.2 cuft/ton was assigned to all in-situ rocks to account for voids. The values are supported by subsequent production.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 68

19.6 Composite Statistics

19.6.1 Open Pit Block Model Composite Statistics

The drillhole assay data was composited into 20-foot bench composites corresponding to the mining benches. Table 19-8 shows the statistics for the bench composites in the Briggs area. At the 0.007 oz Au/t cutoff grade the CV is 1.11, which is very reasonable for Ordinary Kriging particularly with a small top-cut.

Table 19-8: Composite assay statistics – Briggs area – all composites

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
0.000	0.685	12256	0.00959	0.02125	N/A	N/A	#VALUE!	2.22
0.001	0.685	9373	0.01246	0.02357	-5.33996	1.81340	0.01188	1.89
0.004	0.685	4616	0.02354	0.02976	-4.16432	0.75169	0.02263	1.26
0.007	0.685	3580	0.02881	0.03191	-3.85026	0.52173	0.02761	1.11
0.010	0.685	2981	0.03291	0.03350	-3.66237	0.41332	0.03156	1.02
0.015	0.685	2293	0.03907	0.03596	-3.44088	0.32078	0.03761	0.92
0.020	0.685	1749	0.04582	0.03877	-3.24950	0.26415	0.04427	0.85
0.030	0.685	1106	0.05821	0.04421	-2.97855	0.20958	0.05649	0.76
0.050	0.685	461	0.08640	0.05728	-2.55750	0.16877	0.08432	0.66
0.100	0.685	92	0.16563	0.08900	-1.88068	0.13359	0.16302	0.54

19.6.2 Underground High Grade Zone Composite Statistics

The drillhole assay data was compounded into five-foot down-the-hole composites within the high grade and low grade 3D solids. This composite length was selected with reference to the 3D solid geological models for these zones of resource, which have an average width of five- to ten-feet. Composites that were <2-feet in length (40%) were discarded. Given that the sectional interpretations were largely snapped to assay intervals, not many of these residuals were generated. A limited amount of blasthole data from the Goldtooth pit area was incorporated in the high grade composite set. Blastholes falling within an extension of the high grade 3D solid through the pit were selected and then de-clustered using a 100-foot by 100-foot de-clustering grid in the plane of the zone.

19.7 Composite Statistics of Mineralized Zone

19.7.1 Open Pit Block Model

The 20-foot bench composites were then tagged with the polygon code from the bench plans and this data extracted for analysis and modeling. The statistics of the composites within the mineralized zone are discussed below in detail, as this is the data used to calculate the block model. Table 19.9 shows the statistics for the mineralized composites for the Briggs Mine and for the Goldtooth, Main/BSU and NBR zones. The largest zone is the Main/BSU area, which contains the most pervasive and disseminated mineralization is also the lowest grade averaging 0.024 oz Au/t. The Goldtooth zone, which is more controlled by in the hanging wall of the Goldtooth fault, is slightly higher grade at 0.028 oz Au/t. The highest-grade zone is the NBR (0.031 oz Au/t), which contains high-grade mineralization controlled by a flat fault. This is the site of limited underground mining in which 111,000 tons were mined at a grade of 0.189 oz Au/t (20,980 ounces).

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 69

Table 19-10 shows the statistics for the mineralized composites in the remaining rock (unmined). The mean of all remaining composites is 19.4% lower that the mean of all the mineralized composites. The lower mean of all samples is to be expected as a higher percentage of waste values remain; however, it is not significantly lower to suggest another population of data. The composite mean of remaining data is actually higher above the 0.02 oz Au/t cutoff grade.

Table 19-9: Statistics of 20-foot composites within mineralized envelopes

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
20-foot bench composites – total Briggs mineralized envelopes
0.001	0.685	3978	0.02600	0.03109	-4.03499	0.73376	0.02552	1.20
0.004	0.685	3873	0.02663	0.03127	-3.98150	0.64062	0.02570	1.17
0.007	0.685	3432	0.02931	0.03226	-3.82971	0.51740	0.02813	1.10
0.010	0.685	2902	0.03312	0.03370	-3.65548	0.41324	0.03178	1.02
0.015	0.685	2246	0.03919	0.03612	-3.43808	0.32094	0.03772	0.92
0.020	0.685	1719	0.04587	0.03890	-3.24903	0.26503	0.04431	0.85
0.030	0.685	1087	0.05829	0.04437	-2.97748	0.21009	0.05656	0.76
0.050	0.685	456	0.08633	0.05740	-2.55849	0.16865	0.08423	0.66
0.100	0.685	91	0.16546	0.08948	-1.88253	0.13474	0.16281	0.54
0.000	0.210	3964	0.02498	0.02451	-4.04491	0.70794	0.02495	0.98
Main and BSU areas
0.001	0.685	2986	0.02426	0.02418	-4.04515	0.67068	0.02448	1.00
0.007	0.685	2582	0.02727	0.02468	-3.84115	0.44163	0.02677	0.91
0.020	0.685	1320	0.04106	0.02809	-3.30702	0.19225	0.04032	0.68
0.001	0.210	2985	0.02404	0.02095	-4.04638	0.66640	0.02440	0.87
Goldtooth area
0.001	0.631	631	0.02995	0.04510	-4.03320	0.88708	0.02761	1.51
0.007	0.631	535	0.03432	0.04768	-3.81614	0.71218	0.03143	1.39
0.020	0.631	250	0.05941	0.06056	-3.10016	0.45448	0.05653	1.02
0.001	0.210	625	0.02722	0.03284	-4.06009	0.81839	0.02597	1.21
North Briggs (NBR) area
0.001	0.332	361	0.03344	0.04640	-3.95405	0.98017	0.03131	1.39
0.007	0.332	315	0.03754	0.04832	-3.75898	0.80121	0.03479	1.29
0.020	0.332	149	0.06579	0.05837	-2.98515	0.45531	0.06345	0.89
0.001	0.210	354	0.02887	0.03308	-4.00577	0.86124	0.02801	1.15

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 70

Table 19-10: Statistics of 20-foot mineralized composites within remaining rock

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
20-foot bench composites – from mineralized envelopes in remaining rock
0.001	0.685	1477	0.02184	0.03048	-4.20697	0.63238	0.02043	1.40
0.004	0.685	1459	0.02208	0.03059	-4.18326	0.59099	0.02049	1.39
0.007	0.685	1246	0.02483	0.03231	-4.02178	0.51008	0.02313	1.30
0.010	0.685	949	0.02998	0.03549	-3.78172	0.42446	0.02817	1.18
0.015	0.685	641	0.03847	0.04051	-3.48275	0.34644	0.03653	1.05
0.020	0.685	459	0.04685	0.04521	-3.25413	0.29720	0.04480	0.96
0.030	0.685	274	0.06193	0.05341	-2.94238	0.24616	0.05965	0.86
0.050	0.685	119	0.09319	0.06929	-2.49923	0.19262	0.09045	0.74
0.100	0.685	28	0.17387	0.10644	-1.84423	0.14330	0.16990	0.61
0.001	0.210	1474	0.02108	0.02367	-4.21340	0.61284	0.02010	1.12

Figure 19-9 is a plot of the mean (log estimate) for all mineralized composites vs. the remaining composites. The conclusion is that the data is from the same statistical population and all composites should be used to model the remaining Mine. The previous mining did not mine a separate high-grade population that should be excluded. The economics of previous mining was primarily driven by strip ratio and not mine grade although obviously the better grade of the upper zones would have been taken in the pit. The underground zone is not removed for modeling. The mining selectivity was at smaller scale than the 20-foot bench composites. Samples from underground drilling that would have focused on the high-grade zone were not utilized for modeling.

Figure 19-9: Plot of all mineralized composites vs. remaining composites

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 71

Figure 19-10 is a lognormal histogram plot of all mineralized composites (within mineral envelopes) and shows clearly that the data follows a lognormal distribution.

Figure 19-10: Lognormal histogram plot of composites in mineral envelopes

Figure 19-11 is a log-probability plot of all mineralized composites and validates the lognormal distribution. There is a low-grade tail that represents the low-grade values that could not be segregated from the mineralized population. This will be reflected as dilution in the grade model.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 72

Figure 19-11: Log Probability Plot of all mineralized composites

19.7.2 Undergound High Grade Zone

The five-foot mineralized zone composites were then tagged with the rock code from the appropriate 3D solid and this data extracted for analysis and modeling. The statistics of the composites within the mineralized zones are discussed below. Figure 19-12 shows the statistics and histogram for the mineralized composites from the high grade zone.

Figure 19-12: High Grade Zone – Sample Statistics

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 73

The sample data is approximately lognormally distributed, and relatively well behaved, with a coefficient of variation of 0.93. Figure 19-13 shows the lognormal probability plot for the same sample set. Based on the pronounced break at around 1 oz/t, a top cap was set at this value for interpolation (values > 1 oz/t are set to this value but retained in the sample set).

Figure 19-13: High Grade Zone – Probability Plot

19.8 Outliers and De-clustering

19.8.1 Open Pit Block Model

Based primarily on the slight break in the log-probability plot, a top-cut of 0.21 oz Au/t was selected. That is, composite values above 0.21 oz Au/t will be cut to 0.21oz Au/t during modeling. The top-cut affects 14 composites or 0.35% of the composite database. Twelve composites are between 0.21 and 0.34 opt and two are between 0.61 and 0.69 opt.

Plots of the data at various cutoff grades do not show any clustering effect. The known mineralized zones of the Briggs Mine were drilled with an attempted grid of about 100-foot spacing. Because of the steep topography, the grid is locally very variable. Also, because of existing pit and dump, the 2006 drill program had restricted access causing irregular drill spacing. An octant search was used in modeling to reduce the impact of the irregular grid.

Western Services Engineering, Inc used a moving average technique to perform an extensive evaluation for any clustering effect and found none. Clustering would be present if a disproportionately large percentage of intercepts are concentrated within a limited area of higher-grade mineralization.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 74

19.8.2 Undergound High Grade Zone

Based primarily on the marked break in the high grade log-probability plot, a top-cut of 1.0 oz Au/t was selected. That is, composite values above 1.0 oz Au/t will be cut to 1.0 oz Au/t during modeling. The top-cut affects one composite or 0.60% of the composite database.

Clustering would be present if a disproportionately large percentage of intercepts are concentrated within a limited area of higher grade resource. Given the overall spacing of the drilling, de-clustering of the data was not considered necessary in this case, other that that performed on the blasthole data, which is at a 15-foot by 15-foot by 20-foot spacing.

19.9 Blasthole Data

As mentioned earlier, the blasthole data provided an excellent representation of the ore mineralization. Modeling ore outlines from the blast holes in section and plan provides the true ore/waste contacts that were projected into the remaining Mine. High-grade mineralization can potentially also be modeled with much better control than could be done with normal drillhole spacing. The data also provides valuable statistical (Table 19-11) and variogram information that gave confirmation to the drilling data.

Table 19-11: Statistics of blasthole data

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
All Blast Holes (8 samples above 0.8 oz Au/t excluded)
0.004	0.800	101196	0.02347	0.02931	-4.17202	0.76003	0.02255	1.25
0.007	0.800	81044	0.02806	0.03109	-3.88810	0.53792	0.02681	1.11
0.010	0.800	63648	0.03343	0.03310	-3.64210	0.39776	0.03196	0.99
0.020	0.800	38112	0.04579	0.03799	-3.25586	0.26883	0.04409	0.83
0.050	0.800	9593	0.08912	0.05514	-2.53699	0.19573	0.08724	0.62
0.100	0.800	2203	0.16781	0.06812	-1.85078	0.12201	0.16700	0.41

The blasthole data supports the validity of the exploration and development sampling at Briggs. Figure 19-14 shows a comparison of the blastholes to the composites samples used from the mined areas. The blast holes are AA-analysis and should be slightly lower than the composite values as shown in the figure.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 75

Figure 19-14: Plot of blastholes vs. all 20-foot bench composites

19.10 Topographic and Interface Models

The topographic surface utilized for this study was based on a digital terrain model (DTM) generated from a recent flyover conducted in March 2007.

19.11 Variogram Analysis

19.11.1 Open Pit Block Model

Table 19-12 shows the modeling parameters used to generate the grade model. The model was generated separately for the three areas of Goldtooth, Main (including BSU) and North Briggs (NBR).

Table 19-12: Summary of OP variogram parameters

Area	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	Azimuth/Dip Z-Direction	X-Range (ft)	Y-Range (ft)	Z-Range (ft)
Goldtooth 1	290° / -70°	20° / 0°	110° / -20°	130	192	70
Main 1	300° / -30°	30° / 0°	120° / -60°	187	173	95
NBR 1 < 0.04	270° / -20°	0° / 0°	90° / -70°	170	170	70
NBR 1 > 0.04	270° / -20°	0° / 0°	90° / -70°	95	95	45

The variograms can be found in “Technical Report on the Briggs Mine Project” by John D. Taylor.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 76

19.11.2 Undergound High Grade Zone

Given the relatively small number of samples falling in the modeled solids, standard 3D variographic analysis proved inconclusive. The data was therefore composited across the solid and rotated into a 2D plane for analysis. Table 19-13 shows the modeling parameters used to generate the grade model. The variograms can be found in “Technical Report - Briggs Mine Underground Project” by Timothy Carew.

Table 19-13: Summary of UG Variogram Parameters

Area	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	Azimuth/Dip Z-Direction	X-Range (ft)	Y-Range (ft)	Z-Range (ft)
High Grade N	290° / -70°	20° / 0°	110° / -20°	192	130	12
High Grade S	270° / -70°	0° / 0°	90° / -20°	192	130	12
Low Grade N	290° / -70˚	20° / 0°	110° / -20°	192	130	12
Low Grade S	270° / -70°	0° / 0°	90° / -20°	192	130	12

19.12 Grade Modeling Methodology

19.12.1 Resource Modeling Strategy – Open Pit Model

The objective of the work commissioned by Canyon Resources in the “Technical Report on the Briggs Mine Project” by John D. Taylor was to generate a block model incorporating assays from the 2005-2006 drilling program that would be appropriate for open pit evaluation and mine planning. The block size and sample support (20-ft bench composites) assume an open pit evaluation using 20-foot benches and in-pit cut-off grades around 0.010 ounces per ton gold (oz Au/t).

The Briggs Mines are assessed as too complex and the drill spacing too irregular for creating ore solids or using probability envelopes to constraint the mineralized zones. The selected methodology was a polygonal interpretation in cross section of the mineralized zones followed by projection to mining levels (20-foot benches) for final interpretation. The final geologic model is a polygonal representation of mineralized zones on each bench within the geologic framework. This polygonal interpretation is then read into a block model to control the estimation process and provide necessary geotechnical controls. The entire Mine is modeled together (Main, NBR and GT) rather than as separate models; however, different modeling criteria are used for each zone. The combined model will facilitate evaluation and better mine planning.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 77

19.12.2 Resource Modeling Strategy – Undergound High Grade Model

The objective of the work commissioned by Canyon Resources in the “Technical Report - Briggs Mine Underground Project” by Timothy Carew was to generate a block model incorporating available assay data and 3D modeling of an identified high grade Goldtooth zone that would be appropriate for underground evaluation and mine planning. The block size and sample support (five-feet down-the-hole composites) assume an underground evaluation using narrow stopes and cut-off grades around 0.10 ounces per ton gold (oz Au/t).

Detailed geological interpretation by Mr. Fleshman in section and plan was combined to develop 3D solid models to constraint the high grade and low grade mineralized zones. The selected methodology was a polygonal interpretation in cross section of the mineralized zones followed by projection to 20-foot level plans for interpretation of plan view polygons. The final geologic models are 3D solids generated by using the two sets of polygonal interpretations. These 3D solids are then read into a block model to control the estimation process and provide necessary geological controls. The entire mineralized zone is modeled together, but with orientation parameters adjusted in the south to accommodate the change in strike.

The Mineral Resource estimate for both includes resources at the measured, indicated and inferred level of confidence and does not represent resources that are economically feasible to mine which are later characterized as Mineral Reserves.

19.12.3 Geologic Modeling – Open Pit Model

A polygonal model of the resource based on the 20-foot bench composites and the blasthole data was generated on east-west cross sections spaced 100 feet apart. Preliminary ore/waste outlines were completed for the 84 east-west cross sections focused on the blasthole data. The task provided an excellent feel for the geometry of the Mines and provided the basis for a more detailed interpretation into the unmined areas than would be possible from the drill composites alone. The sectional model was intersected by the 20-foot benches and the polygonal model completed on bench plans (90 bench plans from 2800 to 1000-foot elevation). Finalizing the model on bench plans eliminates the parallax problems with the sectional interpretation by putting the data and model on identical planes. The polygonal model was then transferred to the block model levels with a mineralized code based on 50% of the block being within a vertical projection of the polygon through the block model level. Grade values will only be assigned to blocks with a mineralized code. Air, waste rock and backfill codes were added to the block model by use of surfaces.

19.12.4 Geologic Modeling – Underground High Grade Model

A polygonal model of the high grade and low grade Goldtooth resource based on the assay and geological data was generated on east-west cross sections spaced 100 feet apart. The task provided an excellent feel for the geometry of the zones. The sectional model was transposed to 20-foot level plans and the polygonal model completed on level plans. 3D solid models for both zones were then generated using both the sectional and plan interpretations. The 3D models were then used to code a rock type block model. Given that a particular block could contain any combination of high grade, low grade and waste material, a GEMS ‘partial’ block model was utilized. A partial block model stores the percentage of the different material types within the block, and allows appropriate estimation data and parameters to be used in subsequent grade interpolation. Grade values are then only assigned to blocks with a mineralized code. Air and waste rock codes were added to the block model by use of surfaces.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 78

19.12.5 Modeling Parameters – Open Pit Model

Table 19-14 shows the modeling parameters used to generate the grade model. The model was generated separately for the three areas of Goldtooth, Main (including BSU) and North Briggs (NBR). Ordinary Kriging was used for all areas and two runs were made. The initial run used search distances at the variogram ranges and defines measured and indicated material. Material at the measured level of confidence was delineated from indicated by areas having a population of low Kriging variance (<0.3) as determined from a probability plot. The second run used search distances at twice the variogram range along with reduced minimum composites and number of octants.

Table 19-14: Summary of OP modelling parameters

Area	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	X-Search Distance-ft	Y-Search Distance-ft	Z-Search Direction-ft	Top Cut oz Au/t	Min/Max Octants	Min /Max Comps
Goldtooth 1	290° / -70°	20° / 0°	130	192	70	0.21	2/3	3/16
Goldtooth 2	290° / -70°	20° / 0°	260	384	140	0.21	2/2	2/16
Main 1	300° / -30°	30° / 0°	187	173	95	0.21	2/3	3/16
Main 2	300° / -30°	30° / 0°	260	340	190	0.21	2/2	2/16
NBR 1 < 0.04	270° / -20°	0° / 0°	170	170	70	0.21	2/3	3/16
NBR 2 < 0.04	270° / -20°	0° / 0°	340	340	170	0.21	2/2	2/16
NBR 1 > 0.04	270° / -20°	0° / 0°	95	95	45	0.21	2/3	3/16
NBR 2 > 0.04	270° / -20°	0° / 0°	190	190	90	0.21	2/2	2/16

19.12.6 Modeling Parameters – Underground High Grade Model

Table 19-15 shows the modeling parameters used to generate the grade models. The model was generated separately for the high grade and low grade zones. Ordinary Kriging was used for all areas and three passes were utilized. The initial run used search distances at approximately half of the variogram range and defines measured material. Material at the indicated level of confidence was delineated from a second pass using search distances at twice the previous values. A third pass with search distances three times those of the first pass defined inferred material, along with reduced minimum composites. A nearest neighbor model was also generated for comparison purposes. A maximum of two samples per hole forces the use of samples from a least two holes.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 79

Table 19-15: Summary of UG modelling parameters

Pass	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	X-Search Distance-ft	Y-Search Distance-ft	Z-Search Direction-ft	Top Cut oz Au/t	Max. Hole	Min /Max Comps
Pass 1	290° / -65°	20° / 0°	75	75	20	1.0	2	3/16
Pass 2	290° / -65°	20° / 0°	150	150	40	1.0	2	3/16
Pass 3	290° / -30°	30° / 0°	540	60	120	1.0	0	3/16
South
Pass 1	270° / -65°	0° / 0°	75	75	20	1.0	2	3/16
Pass 2	270° / -65°	0° / 0°	150	150	40	1.0	2	3/16
Pass 3	270° / -65°	0° / 0°	540	60	120	1.0	0	3/16

19.13 Mineral Resource Summary

Table 19-16 shows the estimate of open pit Mineral Resources for the Briggs Mine. Total Measured and Indicated open pit Mineral Resources are estimated to be 17.9 million tons at a gold grade of 0.021 opt (382,400 contained gold ounces).This is an estimate of the total remaining in-situ mineralization in the Briggs Mine amenable to open pit mining methods inclusive of Mineral Reserves, not including satellite Mines such as Jackson and Cecil-R. This Mineral Resource has been reconciled (reduced) to account for the Goldtooth zone designated for underground mining. Additional open pit Mineral Resources at the Inferred level of confidence are estimated at 4.2 millions tons grading 0.022 oz Au/t (93,400 contained Au ounces).

Table 19-16: Estimate of the Remaining Open Pit Mineral Resource in the Briggs Mine

Table 19-17 shows the estimate of high grade and proximal low grade mineralization in the Goldtooth structure of the Briggs Mine. Total Measured and Indicated high grade underground Mineral Resources are estimated to be 345,000 tons at a gold grade of 0.223 opt (76,900 contained gold ounces). The low grade Mineral Resource was modeled and estimated for use in underground mine planning related to incremental ore included in stope designs. This Mineral Resource is outside (in addition to) the open pit Mineral Resource and inclusive of underground Mineral Reserves. Additional Mineral Resources at the Inferred level of confidence are estimated at 3.0 millions tons grading 0.074 oz Au/t (220,600 contained Au ounces).

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 80

Table 19-17: Estimate of the Goldtooth Underground Mineral Resource

19.14 Mineral Reserve Summary

Table 19-18 shows the estimate of Mineral Reserves for the Briggs Mine. This is an estimate of the total remaining in-situ mineralization in the Briggs Mine that is currently technically and economically feasible. The open pit Mineral Reserves are supported by a feasibility level study to re-start the Briggs Mine based on mining and processing using the same equipment and methods used prior to 2002 when the mining was suspended and the updated Mineral Resources shown above. Open pit mining dilution is accounted for by compositing and supported by strong reconciliations of actual production to block model estimates. The underground Mineral Reserves are supported by a feasibility study based on contract mining (long hole open stoping) and incremental processing to supplement the ore mined from the existing open pits. Underground ore dilution is accounted for by including an additional one foot of hanging wall and one foot of foot wall rock beyond the designed stopes (5 ft. min. mining width). Mineral Reserves at the Proven and Probable level of confidence are estimated as 4.41 million tons grading 0.034 oz Au/t (151,000 contained gold ounces).

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 81

Table 19-18: Estimate of the remaining Mineral Reserve in the Briggs Mine

The open pit mine plan develops a Proven and Probable Mineral Reserve of 4.2 million tons at a grade of 0.026 ounces per ton (opt) containing 108,500 gold ounces at a strip ratio of 3.4 waste tons to one ore ton. An additional Probable Mineral Reserve of 259,000 tons at a grade of 0.164 opt containing 42,500 gold ounces would be mined by underground methods to supplement open pit ore production.

19.15 Model validation

A number of methods were used to validate the grade modeling:

•	Model comparison to previous mining (open pit model).

•	Comparison of Kriging to IDP2 method (open pit model).

•	Visual comparison of block and sample grades on plan and section (underground model).

•	Global statistical comparison of block and de-clustered (nearest neighbor) sample grades (both models).

•	Local comparison of block and de-clustered (nearest neighbor) sample grades (both models).

The model validations were well within industry standards and more information can be found in the referenced Technical Reports on Briggs Mineral Resources (Taylor and Carew). An example of which is shown in Figure in 19-15, a grade tonnage curve for the open pit mineral resource block models developed using Kriging versus one created using inverse distance squared block estimation techniques (before the underground high grade zone blocks are excluded). As shown overall the two block model estimation techniques produce similar results.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 82

Figure 19-15: Grade tonnage curve for Kriging vs. IDP2 models

19.16 Geological Design Parameters

19.16.1 Open Pit Mine Model

Several assumptions relative to open pit mining have been made in developing the block model used for estimating Mineral Resources and Mineral Reserves amenable to open pit mining.

1)
Block size – The model has block dimensions of 20x25x20 feet appropriate for open pit mining with equipment used at the CR Briggs Mine. The block size is appropriate to the drill spacing of about 100 feet although at the lower limit for optimal Kriging.

2)
Dilution and Ore Loss – Based on the blasthole analysis, ore/waste contacts are fairly sharp within the 15-foot spacing of the blastholes. Grade is variable within the mineralized zone but the mineralized contact is fairly abrupt. Contacts occur both laterally and horizontal with controls being both high-angle and flat-dipping structures. The 20-foot bench composites should provide the appropriate amount of mining dilution to the model. The dilution is confirmed by the excellent check between the model using the 20-foot bench composites and previously mined ore.

3)
Cutoff Grade – Mineral Resource is reported at a 0.010 oz Au/t cutoff grade. This grade is derived from updated historical incremental operating costs for run-of-mine (ROM) ores and a gold price of $650 per ounce. The cutoff using the crushing process cost is also calculated at 0.010 oz Au/t. Recovery used in the calculations is 65% for ROM and 80% for crushed material. The actual recovery for material placed on the pads for the life of mine is 77%, which includes ROM, oxide and sulfide material at various cutoff grades.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 83

Cutoff = ((ROM process cost + G&A cost) / (recovery * payable Au price)
Cutoff = (($2.50 + $1.30) / (0.65 * $647)
Cutoff = 0.090 oz Au/t

Cutoff = ((crush process cost + G&A cost) / (recovery * payable Au price)
Cutoff = (($3.90 + $1.30) / (0.80 * $647)
Cutoff = 0.010 oz Au/t

4)
Cutoff Grade – Mineral Reserve is reported at a 0.013 oz Au/t cutoff grade. This grade is derived from incremental operating costs re-estimated as of February 2008 with increased diesel prices and cost escalation for crushing process and G&A operating costs and a gold price of $650 per ounce. Recovery used in the calculations is 80%. The recovery used in the calculations was 80% for plant feed, based on the assumption that all material mined would be crushed to a size of 100% minus ¼ inch to achieve this recovery rate.

Cutoff = ((process cost + G&A cost) / (recovery * payable Au price)
Cutoff = (($4.75 + $2.00) / (0.80 * $647)
Cutoff = 0.013 oz Au/t

19.16.2 Underground High Grade Mine Model

Several assumptions relative to the proposed underground mining have been made in developing the block model used for estimating Mineral Resources and Miner Reserves amenable to underground mining.

1)
Block size – The model has block dimensions of 20 by 25 by 20 feet, but the percentage falling into the high grade and low grade solids has been recorded. The 3D solid outlines will be the ultimate constraints in underground stope design. The block size is appropriate to the drill spacing of about 100 feet although at the lower limit for optimal Kriging.

2)
Dilution and Ore Loss – Based on the blasthole analysis, ore/waste contacts are fairly sharp within the 15-foot spacing of the blastholes. The low grade mineralized zone was modeled to provide an estimate of the hangingwall and footwall dilution incorporated in stope designs. Initial geotechnical assessment indicates that there should be minimum overbreak.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 84

3)
Cutoff Grade – Mineral Resource is reported at a 0.10 oz Au/t cutoff grade. This grade is derived from current mining costs for filled and unfilled stopes and a range of gold prices from $450 to $750/oz. The cutoff grades utilized reflect those calculated using a $580 gold price. The recovery used in the calculations was 80% for plant feed, based on the assumption that all material mined from the Goldtooth high grade zone would be crushed to a size of 100% minus ¼ inch to achieve this recovery rate.

4)
Mineral Reserve is reported based on stopes designed to extract ore within 0.08 oz Au/t grade envelopes. The estimated underground mine operating costs and the grade versus cash cost curve are shown below (Figure 19-16). Since the underground mine is considered incremental to the open pit, general and administrative operating cost is not included in the underground cutoff grade calculation.

Figure 19-16: Underground Ore Grade vs. Unit Cost

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 85

20.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES AND OTHER RELEVANT DATA AND INFORMATION

The Briggs Mine operated during the period starting in January 1996 and ceased mine production in April 2004. The planned open pit mine and process plant operating plan are based on the existing equipment and facility. This section describes the planned Briggs operations as described in the following reports and spreadsheet:

▪	“2007 Interim Re-start Feasibility Study Summary Combined Open Pit and Goldtooth Underground Case” by Canyon Resources and CR Briggs dated April 5, 2007.
▪	“Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2007” by Practical Mining LLC (Mark Odell, P.E. as Qualified Person).
▪	Updated cash Flow model excel spreadsheet with operating and capital costs updated to February 2008 by Atna and TM Consulting Inc (Thomas M. McNamara, P.E. as Qualified Person)

20.1 Mining

20.1.1 Open Pit Mine Plan

Mine designs have been generated for four pits. These include Briggs Main, BSU, Goldtooth North and Goldtooth South. The initial base case operating plan for open pit operations considers only the Briggs Main, BSU and Goldtooth North pits. Pit walls have historically been very stable and competent at the Briggs Mine and will only be steepened where it is safe.

The re-start strategy for waste dump development is to minimize disturbance by back filling some mined out pits. The waste dump plan for the initial three pit plan commences by backfilling the Briggs North pit at its western edge and lower elevations, tying into the base of the existing North Waste Dump. Subsequent lifts would also tie into the North Dump effectively extending the dump to the south over the western side of the depleted Briggs North pit toward the existing Briggs Main pit. Waste from both BSU and Briggs Main will be trucked to this dump. This activity would continue until the seventh quarter of operation, at which time ore mined from Briggs Main is exhausted and the Briggs Main pit becomes the new dump location for waste from the BSU pit. Waste from Goldtooth North is dumped at the existing South Waste Dump and partially at the Briggs Main pit. Final reclamation of waste dumps will be re-graded to a 2.5:1 maximum slope and suitable growth media will be placed and reseeded as required.

The base case open pit mine plan prepared by WLR Consulting Inc. November 2006 assumed a gold price of $525 per ounce for cutoff grade purposes. Individual pits were designed using floating cone price values of between $460 and $525 per ounce. The cost structures in these designs originally included a three percent net smelter return royalty, which has since been acquired by Canyon. Eliminating this royalty has the effect of reducing floating cone price parameters to $500 per ounce for cutoff grade purposes. Updating and escalating the operating costs to February 2008, including current diesel prices, increases cash operating cost by 26.8% equating the $500 to a $634 floating cone gold price.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 86

The planned production rate is 1.6 million tons per year as defined by the crushing plant operating schedule. The plan begins with a four month pre-production period for preproduction stripping, leach pad construction, plant refurbishment and road building. The production period is 12 quarters beginning with mining at the Briggs Main and BSU pits. The mine will operate for two 10-hour shifts per day, six days per week. Three mining and maintenance crews will be required.

Open pit mine production will be supported by an existing mobile fleet and leased equipment. The existing fleet consists of four–Cat 777C, 100-ton haul trucks; one-Cat 992 front end loader; one–Cat D10 Dozer; two–Cat D9 Dozers; two–Cat 16G graders; one-Cat D6 dozer, one–2,000 gallon water truck, and miscellaneous ancillary and service units. These units are generally operable and require only regular component replacement and repair to be serviceable. In addition to the existing fleet, leased equipment is needed consisting of two blasthole drills, a Cat 988 sized loader to feed the crusher, a D10 Dozer (2 quarters only), an 8,000 gallon water truck, and several ancillary units. A number of light vehicles will need to be purchased and/or leased. The equipment productivity and fleet estimates are based on the assumption that the above equipment will be reconditioned to good working order prior to restarting open pit operations which is currently underway.

Staffing for the mine department, including drilling, blasting, loading, hauling, maintenance, operations support, and supervision comprises a total of 45-48 employees. Figure 20-1 provides an overview of the base mine plan.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 87

Figure 20-1: Briggs Open Pit Mine Layout

Waste Dump
Briggs North Pit
Leach Pad
Haul Road
Pad Expansion
Brigg Main Pit
BSU Pit
Waste Dump
Goldtooth Pit
N
0
500
1000
Feet

Canyon Resources Corporation

Briggs Mine Layout

Final Open Pit Mine Design

Inyo County, California

The Briggs Main pit extension will begin on the east wall as dozer cuts. An estimated 768,000 tons must be dozed down prior to the commencement of loading and hauling operations. From there, loaders and trucks will rehandle the material and haul it to the Briggs North pit for backfill.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 88

The BSU pit expansion was subdivided into three phases. The first phase, BSU-1, develops the upper portion of a ramp. About 314,000 tons of material must be dozed down to the existing BSU pit floor. From there, loaders and trucks will rehandle the material and haul it to the Briggs North Dump/Backfill. BSU-2 will mine the upper ramp out by front-end loaders and trucks. BSU-3 mines out the temporary ramp left by BSU-2, beginning at the top. Once this ramp is removed, the pit bottom will be lowered using a new internal ramp descending to the1,400 foot elevation, where a “goodbye” cut will be excavated on retreat by a rented backhoe.

The Goldtooth pit expansion is on the northern side of the existing Goldtooth pit. Although stripping ratios in this area will be very high, in excess of 6:1 for the entire pit extension, higher ore grades compensate for this strip ratio.

Table 20-1: Briggs Pit Design Criteria

Bench height	20 ft
Catch bench interval, in rock (vertical distance)	60 ft
Nominal road width (including ditch and safety berm)	80 ft
Minimum road width (single lane near pit bottoms)	45 ft
Nominal in-pit road gradient	10%
Maximum pushback width (in loader/truck areas)	100 ft
Dozer cut minimum width	25 ft
Rock Slopes: (triple benched)
Interramp slope angle	54
Bench face angle	73
Catch bench width (toe to crest)	25 ft

The proposed mining plan for re-starting the Briggs Mine will span over 12 quarters of operations after completion of a four month preproduction stripping and road building period. The production schedule can be seen in Table 20-2.

Table 20-2: Briggs Open Pit Production Schedule

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 89

Open Pit Ore Control
Ore zone determination will be accomplished by interpolation of the 15-foot spaced blast hole assay values. Samples will be collected for each blasthole using a through-the-deck rocket sampler. Approximately 5 pounds of drill cuttings will be collected from each blasthole and assayed for total gold using fire assay methods for most of the holes drilled. Drillhole locations will be surveyed before blasting and matched with the assay value. The assay values will then be plotted on bench maps and the ore waste lines interpreted manually. Polygons with minable shapes will be drawn around the ore blocks that will then be staked in the pit and mined appropriately.

20.1.2 Underground Goldtooth Mine Plan

CR Briggs mining strategy envisions the underground Goldtooth mine as supplemental to the open pit mining with development to commence during the second quarter of open pit production and underground ore production the end of Q4.

Development
Underground access will be gained through three portals located to the west of the planned pit limit. The steep topography of the site allows the rare opportunity to develop the Mine from the lowest to the highest level. These portals will be connected by 6,910 feet of drifting and internal raises to accommodate ventilation and secondary egress. Nominal capital drift dimensions are planned at 14 feet by 14 feet to accommodate mechanical bolting equipment, 3 ½ yd3 loaders and 16 – 20 ton trucks.

Relative wide spaced jointing of the wall rock and silicification of the Goldtooth Fault indicate a “Good” or higher geotechnical rating. Ground support requirements should be limited to five foot split set bolts and wire mesh to contain surficial spalling installed in the back only. Bolting of the ribs would be done only as needed. In intersections or where wide spans are present, the conditions should be monitored for geometries and joint orientations prone to forming unstable wedges which exceed the length and capacity of the installed ground support. Should these conditions arise, they can be handled on a case by case basis by installing longer and/or heavier rock bolts and related fixtures.

The majority of the development work is completed during the first year of operation. Most of this development is contained within the centralized ramps and raises connecting the portals. This must be completed prior to the commencement of stoping to comply with the CFR 30 requirement that there be a second means of egress from the mine prior to the onset of production operations. Figure 20-2 shows a plan view of the Goldtooth underground mine layout. Figures 20-3 and 20-4 show long sections of the Goldtooth North and South areas.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 90

Figure 20-2: Goldtooth Underground Mine Layout

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 91

Figure 20-3: Long Section of the Goldtooth North Area

Figure 20-4: Long Section of the Goldtooth South Area

Ore Production

With true widths varying from six to over 25 feet and dips in excess of 60 degrees, the Mine geometry lends itself well to overhand or underhand mechanized open stope extraction methods. Stope development drifts will be driven at 14 feet wide by 14 feet high and positioned at the footwall ore waste contact. Drilling accuracy constraints limit sublevel spacing to 80 foot vertical intervals leaving a 66 foot high pillar to be extracted. Blasted ore will be removed from the stope using remote controlled LHDs. Once a stope excavation is completed, it will be filled with waste rock dumped into the stope from the level above. Waste material generated by the open pit will be used for fill material. Once a stope has been filled, the stope on the level above may be extracted. The upper stope in a series will be excavated using overhand techniques eliminating the need for the upper development drift and back fill.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 92

Examination of pit high walls and open stopes from historic mining activity indicate “Good” to “Excellent” rock quality. The predominate jointing parallels the Goldtooth Fault with typical joint spacing exceeding one foot. The historic stopes excavated during the 1930’s show little sign of deterioration after standing for 70 years with no artificial support. The dimensions of these stopes appear similar to those proposed for future underground mining.

Mine designs were constructed using Vulcan mining software. The block model and grade envelopes were provided by John D. Taylor and updated January 2007. The Mine was divided into roughly equal sections of approximately 80 vertical feet. Stope development drifts 14 feet by 14 feet were positioned along the foot wall of the mineralization.

Stope rings were created at 20 foot intervals along strike between levels. Each ring conforms to a minable geometry while encompassing as much of the 0.08 opt mineralization as possible. These rings also encompass mineralization below the stope cutoff grade and this material is the diluting material which is included in the stope average grade calculation.

Mining of the Goldtooth underground mine will take approximately 13 quarters to complete including four quarters of pre-production development. The peak ore production rate of 400 tons per day will be reached in year two. Ore production will vary throughout the mine life as a function of backfilling and stope availability. The underground production schedule is presented in Table 20-2 below.

Table 20-3: Underground Ore Production Summary

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 93

Workforce

The contractor’s workforce will require a total of 19 miners, mechanics and supervisors. This requirement will reduce in the final year as development work is completed. Contractor personnel would be assigned to three crews and work two 10-hour shifts per day seven days per week. Due to the limited scope of the underground operation, the owner’s management and technical team will oversee both the open pit and underground operations. Therefore, Canyon does not anticipate additional personnel to manage underground operations.

Electrical Power

The existing operations are powered by four 1.1 MW diesel generators. These units have enough excess capacity to meet the anticipated underground demand of 500 kW. Power would be transmitted at 4160 volts from the crushing facilities to the main portal over a 6,000 feet power line. At the portal, a 750 kW transformer and load center would distribute 480 volt power to the underground workings. The cost of this facility is estimated at $200,640.

Water

Mine water will be trucked by the open pit operations group to small storage tanks located near the portals and pumped or gravity fed into the underground mine water system.

Dewatering

The mine is located above the water table and no dewatering will be required.

Underground Ore Control

Estimating the location of the grade boundaries for stope design with an accuracy of a few feet based on the drill hole data points at 75 foot intervals could be problematic. This data should be supplemented with face and rib channel samples collected during stope development and, in some instances, additional underground percussion, reverse circulation, or core drilling.

Hand samples collected at regular intervals during the mucking cycle should be sufficient for material routing and production reporting. When a drift is approaching an ore boundary, this material should be segregated until the muck assay values are received prior to assigning a destination. Assaying costs are included in the site processing cost and the ore control function can be performed by open pit geology personnel. No additional costs are anticipated as part of the ore control function.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 94

Underground Dilution

Each stope was individually designed by creating minable geometries which conform to the 0.08 opt grade boundary as closely as possible. These designs include some lower grade diluting material. The average grade was determined using the inverse distance squared grade estimate of the Goldtooth block model. This methodology eliminates the need for any additional dilution factors.

Undergound Contractor Equipment

Underground mining equipment will be supplied by the underground mining contractor. Surface support equipment and ore transport from the portals to the crusher will be conducted utilizing surface mining equipment. The following equipment will be supplied by the contactor:

4-cubic Yard LHD	2
Drill Jumbo	1
Rock Bolter	1
18Ton Truck	3
Explosives Truck	1
U/G Service Truck	1
Mine Tractors	2
750 cfm Compressor	1
Cat 320 kW Genset	1
Pickups/Vans	5
Shotcreate Setup	1
U/G Forklift	1

20.2 Processing

Ore processing at the Briggs Mine consists of:
• Ore crushing, three stage, close circuit
• Conveying and stacking ore on a new leach pad
• Leaching mined and crushed ore
• Recovery of gold from leach solutions in the carbon plant
• Operation of an assay/metallurgical lab
• Production of process water and mine dust control water

All of the facilities required for processing currently exist at the site.

Ore from the pit is crushed to 1/4" size in a three-stage closed circuit crushing plant. Operating capacity of the crushing and conveying system is 640 tons per hour; annual crusher capacity is over 3,500,000 tons per annum. Under the current base-case, the crusher will operate 60 hours per week to crush ore at a rate of 1,600,000 tons per annum due to limited ore feed. Significant excess capacity exists, which can be utilized to crush underground incremental tons at no significant cost increase. To maintain recoveries in the 80 percent plus range, all ore will need to be crushed to 60 percent to 80 percent passing at minus ¼ inch. Laron, Inc. of Kingman, Arizona, was contracted to inspect the major pieces of process equipment and found that the crusher was generally in good working condition. Ore mined from both open pit and underground would be commingled in stockpiles at the crusher, for crushing and leaching.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 95

Briggs will operate a conventional heap leaching facility. An expansion of the existing heap leach pad has recently been designed by Golder & Associates of Lakewood, Colorado. The original Briggs mining permit allowed the construction of 13 leach pad cells. Eight cells were actually constructed and used. The current leach pad expansion will include two more of the permitted cells totaling 900,000 square feet of expansion with a capacity for seven million tons of ore. Permitted space remains for the construction of two additional similar cells if sufficient ore can be developed. The capital cost of this new pad is estimated at $3.8 million. A system of fixed and mobile conveyors transports and stacks ore on the permanent, dedicated leach pad. Ore is stacked in lifts 30 feet high to a total height of 190 feet.

Crushed ore is leached using a dilute solution of cyanide which is distributed over the heap by a drip irrigation system. The leach solution pumping system is designed to deliver 3,000 gallons per minute to the heap, but will be operated at a rate of 850 gallons per minute. The solution percolates through the heap, dissolving gold, and then flows to storage ponds or tank through a leachate collection and recovery system (LCRS) installed over the impermeable pad liner. Gold extraction totaling plus 80 percent recovery occurs during a 365 day leach cycle comprising four quarters. Gold extraction as a percentage of final recovery is 78 percent in the first quarter, 14 percent in the second quarter, five percent in the third quarter, and three percent in the forth quarter. Leaching extends past the three-year crushing and stacking period with gold production planned over a four-year period.

Gold-bearing pregnant solution from the heaps is processed in a carbon plant for gold recovery. The pregnant solution, typically containing ~0.025 ounces gold per ton, is processed through a five-stage carbon adsorption circuit (one redundant stage may be removed) at the rate of 850 gallons per minute (gpm). This plant has an overall capacity of around 3,000 gpm if additional capacity is required. Gold from solution is adsorbed on carbon and is subsequently desorbed in a pressure stripping circuit. An electrowinning operation recovers gold from the stripping solution. Electrowinning sludge from cathodes is smelted to produce doré bullion. The Briggs Mine refinery typically produces a doré of 70 percent gold and 28 percent silver. Gold production over the planned five-year leaching period is 122,837 ounces from the open pit and underground case.

A lab installed adjacent to the process plant site performs fire assays and solution assays in support of mining and processing operations and water analysis to support environmental monitoring. Some repairs are required in the lab and are estimated at $14,420.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 96

Staffing for the process department, including crushing, conveying, leaching, gold recovery, and lab, comprises a total of 29 employees.

Two Briggs re-start cases were evaluated; an open pit only case and a combined open pit and underground case. Table 20-4 presents the annual production and cumulative metal recovery for each case.

Table 20-4: Briggs Project Production

The implementation plan includes a four month pre-production period where pit development exposes ores for production. The full ore production period for the open pit mining case will be 12 quarters. The underground mine ore production extends into year four. Residual leaching will occur for an additional four quarters, followed by site closure and final reclamation activities.

20.3 Infrastructure

The Briggs Mine generates its own power from a power plant containing four 1.1 MW Cat diesel generator units. All of these units have high operating hours. This 4.4 MW diesel generator station and electrical distribution system is capable of providing the required power. Under the new operating plan, only two of these units will be required to power operations and a third unit will be maintained for standby. Capital has been included to re-build two of these units. Power is generated at 4,160 volts and distributed through a system of underground, direct burial cables. The estimated cost for power, including leasing charges, fuel, and maintenance costs, averages $0.217 per kWh over the life of the project. This relatively high unit cost largely results from current actual high diesel cost.

Fresh water for the mining and processing operations is provided by two wells installed near the western boundary of the leach pad and plant site. The wells are capable of supplying as much as 600 gallons per minute (PW1: 200 gpm; PW2: 400 gpm). Water from the wells is stored in a make-up pond, for the leaching system, or in a head tank, for dust suppression and general mine use. The groundwater in the Panamint Valley is poor quality, with a high level of dissolved solids, especially sodium chloride. Provisions were included in the installation of the wells to cope with the expected corrosive nature of the water. A small water treatment plant combining reverse osmosis and ultraviolet radiation technology provides potable water for use in other areas requiring better water. Bottled water is purchased for drinking.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 97

Communication is accomplished through a satellite system.

Heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside

20.4 Environmental Considerations

As of June 2006, reclamation of the waste dumps including reseeding has been completed with exceptional success because of higher than average rainfall in the spring of 2005. The clay borrow area is 90 percent complete with only the access road removal remaining. In addition, the top three - four benches of the existing heap leach pad have been re-graded to the prescribed 3H:1V slope. The remaining reclamation work includes completion of the heap leach pad, facility and pond removal, internal road removal and final drainage completion. The remaining cost to complete existing or current reclamation and the Bonding is shown in Table 20-5.

Table 20-5: Reclamation expenditure summary

Reclamation Task	Bond Estimate	Expended	Remaining
Waste Dumps	$1,050,170	$2,092,394	$358,000
Leach Pad	$801,449	$433,411	$564,000
Heap Detoxification*	$569,826	$0	$0
Roads	$59,997	$142,235	$0
Buildings & Other	$89,231	$375,306	$0
Drainage & Miscellaneous	$50,813	$0	$0
Ponds	$73,920	$0	$0
Clay Borrow	$80,621	$453,269	$158,000
Seed Monitoring	$9,684	$0	$0
Well Abandon	$61,334	$0	$0
Bldg & Facility Demolition	$182,955	$0	$590,000
General and Contingency	$0	$98,135	$350,000
Total	$3,030,000	$3,594,750	$2,020,000
* Lahontan has agreed that Briggs does not need to rinse the leach pad – Briggs has proven that CN levels can be accomplished with the gold recovery (rinse).

The cost of water evaporation is currently carried in project economics as an operating cost during the 12 month residual leach period, but would be a credit to asset retirement obligations as water volumes decline in this period. It is estimated that this scope of work will maintain compliance with local, state, and federal agencies. All facilities and equipment in operable condition will be salvaged at the depreciated market value of approximately $2.8 million.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 98

Briggs Mine management has stated that all federal, state and local permits required to re-start operations are current. Meetings were held with BLM and Inyo County regulatory officials on April 10, 2008 to notify the lead agencies that Briggs mining operations were resuming. A listing of the permits is included in section 6.5 of this report.

20.5 Manning

Manning levels to reach full production are shown in Table 20-6. Hourly manpower is expected to be recruited from local communities and supplemented with experienced personnel when required. Eight hourly personnel were hired during April 2008 to supplement the existing six staff to assist in preparing the facility for re-start.

Table 20-6: Operating Manning Levels

Department	Hourly	Salaried	Total
Mine Operations	26	9	35
Mine Maintenance	10		10
Processing	25	4	29
G&A		9	9
Total	61	22	83

20.6 Operating Costs

As previously stated, the Briggs Mine continues to produce small amounts of gold from the heap leaching process. Historic operating costs to produce an ounce of gold can be seen in Table 20-7.

Table 20-7: Briggs Open Pit Mine Production Cost History by Year

Year	Open Pit Tons	Open Pit oz Au/t	Op Ozs Mined	UG Tons	UG Ozs Au/t	UG Ozs Mined	Total Tons	Total Mined	Ounces Produced	Cost $/oz Au
1996	814,800	0.043	34,680						3,414	$1,362
1997	2,845,300	0.033	93,202						66,768	$367
1998	3,577,600	0.029	102,840						80,316	$302
1999	5,183,100	0.025	129,493						86,669	$286
2000	4,118,859	0.024	98,838						86,621	$274
2001	3,685,800	0.035	127,380	21,700	0.193	4,180			96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800			57,058	$315
2003	837,300	0.040	33,450						36,645	$380
2004	575,913	0047	27,058						29,662	$281
2005									9,289	$215
2006									2,020	$515
Total	23,476,572	0.0306	712,870	111,400	0.1883	20,980	23,587,972	733,850	554,603	$306

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 99

Open pit mine operating costs were projected by quarter over the four year mine plan based on detailed cost estimates by function late 2006, then adjusted for increased diesel cost as of February 2008 ($2.79 per gallon up from $2.14 in 2006) with other costs escalated at 4% per annum. Table 20-8 shows the average unit cost for open pit mining by function and the adjustments for increased diesel cost and escalation since late 2006.

Table 20-8: Briggs Open Pit Mining Costs by Function

Underground mine costs were projected based on the Practical Mining LLC Feasibility Study using detailed costing by function plus a 20% contractor premium and compared to costs provided by an underground mining contractor. Table 20-9 below outlines unit costs by function used for both operating and capitalized development for underground mining on the Goldtooth structure.

Table 20-9: Briggs Underground Mining Costs by Function

The process plant operating cost shown in Table 20-10 was based on detailed projections for labor, supplies and power and current unit cost by function. Power cost was adjusted for February diesel cost.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 100

Table 20-10: Briggs Process Plant Costs by Function

General and administrative (G&A) operating cost was projected based on detailed budget level cost estimates totaling $149,000 per month. The major components were salaries and wages (37%), insurance (25%), and taxes and fees (13%).

20.7 Taxes and Royalties

Taxes include California state gold tax at $5 per gold ounce and local property tax at $150,000 per year. Federal and State income taxes are offset by significant existing tax loss carry forwards for CR Briggs and Canyon Resources. There are no other royalties on the Briggs project for the planned production areas.

20.8 Contracts

Briggs Mine contracts for refining, transportation and handling are within industry norms. There exist no forward sales or hedging contracts currently for the Briggs Mine. The underground mine is expected to use a mining contractor for which initial discussions are underway. Other supply contracts are within industry norms.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 101

20.9 Capital Cost

Capital expenditures for the open pit base-case include lease/purchase of mobile equipment, replacement purchases, and the repair of existing equipment as shown in Table 20-11. The mobile equipment purchase strategy is to minimize upfront capital expenditures by securing three year lease/purchase agreements from equipment dealers. This mobile equipment includes a water truck, two blasthole drills, three all terrain drills, one 998G wheel loader, one fuel/lube truck, light vehicles, one man lift and rental on a D-10 dozer for six months.

Crusher repairs (including conveyor belt replacements) are estimated at about $1.3 million for labor, materials, and freight prior to start up. Another 261,000 is required for process plant dust collectors and control room computers and crusher control systems.

The largest upfront capital expenditure will be $3.8 million for the expanded leach pad including site preparing, two additional lined cells, and solution collection and distribution systems. Other minor upfront capital expenditures include light vehicles, computers, and first fills.

Items that require immediate repair and or replacement during the four month pre-production period include: buildings, process plant, refinery, lab, air emission systems, maintenance shop, generators, general electrical, PLC systems, crusher bag-house, conveyor belts, mobile equipment, and the crushing plant.

Table 20-11: Briggs Capital Cost

20.10 Metal Price

The gold price has increased significantly during the past several years. The spot gold price is currently about $870 per ounce but was over $1,000 per ounce just two months ago. Figure 20-5 below shows the monthly average spot gold price (from Kitco.com) as well as trailing average prices for one year and three year. The April average monthly gold price was $909.70 per ounce, the one year trailing $784.98, and the three year $637.22. This report evaluated the Briggs project economics using gold prices of $650 per ounce and $750 per ounce. At a gold price of $623 per ounce the Briggs mine generates a breakeven net cash flow including initial re-start capital expenditures.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 102

Figure 20-5: Spot Gold Price

The silver price used in this report is $12 per silver ounce. Silver revenue is minor (about 0.5%) compared to gold revenue at recent prices.

20.11 Economic Analysis

Two Briggs re-start cases were evaluated; an open pit only case and a combined open pit and underground mine case. Initial investment for the open pit case is $10.5 million during the pre-production period. Included in this capital investment is $1.2 million of expenditures underway. The underground mine requires another $2.5 million capital investment before underground ore production in year one.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 103

Briggs Mine economics are favorable for the open pit mine re-start alone or combined with the Goldtooth underground mine, at gold prices significantly below current market. Total net cash flow over the pre-production and five year production period for the open pit mine only is $2.0 million at a gold price of $650 per ounce increasing to $10.9 million at a $750 gold price. Payback of the initial $10.5 million investment is 2.75 years at a $650 gold price and 2.0 years at $750 gold. Including the Goldtooth underground mine increases net cash flow to $3.3 million and $15.6 million at gold prices of $650 and $750 respectively. The payback period increases slightly (one quarter year) under the combined open pit and underground mine case. Annual net cash flow for these cases is shown below in Table 20-12.

Table 20-12: Briggs Mine Net Cash Flow

Open Pit Only Case

The annual revenue, cost, and net ash flow for the open pit only case at $650 per ounce gold price is shown in Table 20-13 below. The detailed cash flow table by quarter is attached as Appendix C.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 104

Table 20-13: Open Pit Only Cash Flow - $650 / Au oz price

The open pit only case run evaluated at a gold price of $650 per ounce recovers capital and justifies the re-opening of Briggs, but does not provide a large surplus at lower gold prices. Additional cash flow will be created by converting additional mineral resource to mineral reserve at higher price levels to increase ounces produced thereby dilute fixed overhead costs and reduce overall unit operating cost.

Combined Open Pit and Underground Case

The annual revenue, cost, and net ash flow for the combined open pit and underground mine case at $650 per ounce gold price is shown in Table 20-14 below. The detailed cash flow table by quarter is attached as Appendix C.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 105

Table 20-14: Combined Open Pit and Underground Cash Flow - $650 / Au oz price

Combining the underground mine included in the Goldtooth feasibility study increases cash flow and decreases unit cash cost at a $650 per ounce gold price.

20.12 Sensitivity Analysis and Risk

Figure 20-6 displays the sensitivity of open pit only case net cash flow and internal rate of return (IRR) to changes in gold price. The chart demonstrates the sensitivity of this project to gold price and the positive expected economic results gold prices above $650 per ounce.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 106

Open Pit Only Case

Figure 20-6: Gold Price Sensitivity – Open Pit Only Case

The Figure 20-7 shows the sensitivity of open pit only case total net cash flow to fluctuations in gold price and ore grade, operating costs, and capital. The base case gold price used for this analysis is $650 per ounce, substantially below the current market price.

The open pit only case cash flow is most sensitive to fluctuating gold price, ore grade, and metal recovery. Gold price risk is somewhat mitigated by the relative short time required to re-start the project, project life of only four years and current gold market. Ore grade is well defined for the open pit only case and reconciliations between block model and actual production well within industry norms. Gold recovery is based on a long production history and demonstrates the need to crush ore consistently at or near 80 percent passing -1/4 inch. The cash flow model is also sensitive to changes in the overall operating cost structure, but is less sensitive to changes in the individual mining, process or G&A cost structures. The cash flow model is also relatively insensitive to changes in capital. Fuel cost associated with power generation and mining use may be a risk to overall cost structure but current relatively high diesel cost is included in the analysis.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 107

Figure 20-7: Total Cash Flow Sensitivity Chart – Open Pit Only Case

Combined Open Pit and Underground Case

The combined open pit and underground mine case economics indicate similar sensitivity results as presented in Figures 20-8 and 20-9 below. Underground high grade gold ore grade risk should be reduced by recommended underground test mining and further detailed underground definition drilling.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 108

Figure 20-8: Gold Price Sensitivity – Combined Open Pit and Underground

Figure 20-9: Total Cash Flow Sensitivity Chart – Combined OP and UG Case

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 109

21.0 INTERPRETATION AND CONCLUSIONS

Combined Mineral Resources at the Measured and Indicated level of confidence (inclusive of Mineral Reserves) are estimated as 18.25 million tons grading 0.025 oz Au/t (459,266 contained Au ounces). Additional Mineral Resources at the Inferred level of confidence are estimated at 4.6 millions tons grading 0.040 oz Au/t (182,364 contained Au ounces). The open pit mine plan develops a Proven and Probable Mineral Reserve of 4.16 million tons at a grade of 0.026 ounces per ton (opt) containing 108,500 gold ounces at a strip ratio of 3.4 waste tons to one ore ton. An additional Probable Mineral Reserve of 259,000 tons at a grade of 0.164 opt containing 42,500 gold ounces would be mined by underground methods to supplement open pit ore production.

The Briggs Mine re-start mine plan and Mineral Reserves are supported by a detailed well engineered feasibility study. Briggs project economics are favorable for the open pit mine re-start alone or combined with the Goldtooth underground mine, at gold prices significantly below current market.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 110

22.0 RECOMMENDATIONS

The initial recommendation is to complete a consolidated block model, including recent drillhole results, to evaluate an expanded open pit mine plan. Atna is currently completing this phase of work. An expanded open pit mine plan may include much of the ore designated for the Goldtooth underground mine. Underground and open pit mine plans should then be mutually optimized such that each area of the Mine is mined by the method that returns the greatest value net of waste stripping or underground development. If underground mining continues to look attractive, then it is further recommended to design a test mine with the purpose of gaining additional underground geotechnical information and provide access for closer spaced underground drillholes to further define ore blocks prior to detailed stope design.

The overall recommendation is to proceed with the Briggs Mine re-start plan given the current gold price outlook and favorable project economics.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 111

23.0 REFERENCES

John D. Taylor, October 2007, Technical Report on the Briggs Mine Project, Inyo County, California, USA, prepared for Canyon Resources Corporation.

WLR Consulting, Inc., November 2006, Mining Study of the CR Briggs Gold Project, Inyo County, California, prepared for Canyon Resources Corporation

John D. Taylor, 2007, Interim Mineralized Material Estimate, Goldtooth underground Zone, Briggs Mine, Inyo County, CA, prepared for Canyon Resources Corporation

Practical Mining LLC, 2007, Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006, prepared for CR Briggs Corporation

Reserva International LLC (Timothy J. Carew, P. Geo.), 2008, Technical Report - Briggs Mine Underground Project, prepared for Canyon Resources Corporation and Atna Resources Limited

Canyon Resources Corporation and CR Briggs Corporation, 2007, 2007 Interim Re-start Feasibility Study Summary Combined Open Pit and Goldtooth Underground Case of the CR Briggs Gold Project

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 112

24.0 DATE AND SIGNATURE PAGE

Thomas M. McNamara, P.E.
6616 S. Oak Circle, Littleton, CO, 80127
Telephone: (303) 933-2413
Email: tommcnamara1@aol.com

CERTIFICATE OF AUTHOR

I, Thomas M. McNamara, P.E., do hereby certify that:

1.  At the time of this report, I was working as an independent Consulting Engineer with a business address as:
TM Consulting Inc
Thomas M. McNamara
6616 S. Oak Circle
Littleton, Colorado, 80127

2.  I graduated with a Bachelor’s degree in Mining Engineering from the Virginia Polytechnic Institute and State University in 1978.

3. I am a Registered Professional Engineer in the state of Colorado (#40765) and a Registered Member of the Society of Mining Engineers (#2149800).

4. I have worked as an engineer and financial analyst for a total of 30 years since my graduation from university.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-10 1 (“NI 43-10 1”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled Technical Report on the Briggs Mine Project, Inyo County, California, USA and dated May 2, 2008 (the “Technical Report”) relating to the CR Briggs property. I visited at the CR Briggs mine site on April 29, 2008.

7. I have had no prior involvement with the property that is the subject of this Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 113

10. I have read National Instrument 43-10 1 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 114

25.0 APPENDIX A – LIST OF CLAIMS

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
PN 1-15	89	437-451	220155-220169
AMS 1-3	83	4556-4558	133914-133916

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
BRIGGS 1-6	91	3369-3374	246346-246351
KEN 3	91	2118	244875
MK 5-7	85	2310-2312	168017-168019
MK 8	89	1951	224950
MK 10-14	89	1953-1957	224952-224956
WTL 6-14	85	272-280	164557-164565
WTL 22-23	85	288-289	164573-164574
WTL 29-30	85	290-291	164575-164576
WTL 32	85	293	164578
WTL 34	85	295	164580
PN 1-13	89	388-400	220106-220118
PN 43-47	89	430-434	220148-220152
PN 154-158	89	3357-3361	225768-225772
PN 182-185	89	3375-3378	225796-225799
PN 258-262	89	3451-3455	225872-225876

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 115

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
PAN 9-22	25	806-819	28364-28377
PAN 26-32	125	823-829	28381-28387
PAN 35	125	832	28390
PAN 37-38	125	834-835	28392-28393
PAN 46-47	125	837-838	28395-28396
PAN 101	126	181	33613
PAN 102-114	126	158-170	33614-33626
PAN 118-123	126	174-179	33630-33635
PN 284-286	89	3477-3479	225898-225900
PN 431-432	89	3535-3536	225956-225957
PN 439	89	3543	225964

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	INYO CO DOC #	LOCATION DATE	BLM NO. (CAMC)
MP 1-12	2006-1006-1017	1/21/2006	285111-285122
CECIL 1-39	2006-967-1005	1/23-24/2006	285126-285164

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 116

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

			1ST AMENDMENT		2ND AMENDMENT
CLAIM NAME	BOOK	PAGE	BOOK	PAGE	BOOK	PAGE	BLM NO. CAMC)
Argonaut 1	58	527	126	197	92	1638	1725
Argonaut 2	58	528	126	198	92	1637	1724
Argonaut 3	58	529	126	199	92	1251	1726
Argonaut 4	58	530	126	200			1728
Argonaut 5	58	531	126	201	92	1636	1727
Argonaut 6	58	532	126	202			1729
Argonaut 7	58	533	126	203	92	1253	1730
Argonaut 8	58	534	126	204	92	1254	1731
Argonaut 9	58	535	126	205	92	1255	1744
Argonaut 10	59	245	126	206	92	1256	1732
Argonaut 11	108	719	126	207	92	1635	1743
Argonaut 12	108	720	126	208			1742
Argonaut 13	108	721	126	209			1734
Argonaut 14	108	722	126	210			1735
Argonaut 15	108	723	126	211			1741
Argonaut 16	111	868	126	212			1740
Argonaut 17	111	870	126	213			1739
Argonaut 18	111	872	126	214			1738
Argonaut 19	111	874	126	215			1737
Argonaut 20	111	876	126	216	92	1639	1736

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 117

The following unpatented mining claims are owned by Keith Kummerfeld, et. al., whose address is 645 Union Street, Encinitas, California 92024 and are located in Sections 14 and 23; Twp. 22 South, Range 44 East, MDB&M, Inyo County, California.

			AMENDED
CLAIM NAME	BOOK	PAGE	BOOK	PAGE	BLM NO. (CAMC)
CECIL R 1	108	315	92	1414	38478
CECIL R 2	108	316			38479
WTL 1	117	300			38477
WTL 2	117	301			38476
WTL 3	117	302			38475
WTL 4	117	303			38474
WTL 5	117	304	92	1640	38473
WTL 24	117	323			38466
WTL 25	117	324			38465
WTL 26	117	325			38464
WTL 27	117	326			38463
WTL 28	117	327			38462

The following patented mining claims and millsite are owned by Merrill Womach, whose address is 122 East Montgomery Street, Spokane, WA 99207 and are located in portions of Sections 26 and 35, Township 22 South, Range 44E, M.D.M., Inyo County, California.

PATENTED CLAIM NAME	MINERAL SURVEY NUMBER
Comet	4556 A
Shooting Star	4556 A
Scotchman Millsite	4556 B

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 118

APPENDIX B – Open Pit Mine Plans

1470 el
Briggs North Dump
1600 el
BRIGGS MAIN
BSU
Pad Expansion
South Dump Ext 1520 el
1520 el
GOLD TOOTH NORTH
GOLD TOOTH SOUTH
N 14000
N 13000
N 12000
N 11000
N 10000
N 9000
N 8000
N 7000
N 6000
N 5000
E 6000
E 7000
E 8000
E 9000
E 10000
E 11000
E 12000
N
SCALE
WLR CONSULTING, INC.
LAKEWOOD, CO
PIT EXTENSIONS & WASTE DUMPS
CR BRIGGS 2006 MINING STUDY
CANYON RESOURCES CORP.
WLR
Figure 2-1

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 119

Pad Expansion
1470
1440
1540
1800
N 13000
N 12000
N 11000
N 10000
N 9000
N 8000
N 7000
N 6000
N 5300
E 7000
E 8000
E 9000
E 10000
E 11000
E 12000
SCALE
WLR CONSULTING, INC.
LAKEWOOD, CO
END OF PREPRODUCTION
CR BRIGGS 2006 MINING STUDY
CANYON RESOURCES CORP.
WLR
10 Oct 06
1"=300'
Figure 7-1

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 120

N 13000
N 12000
N 11000
N 10000
N 9000
N 8000
N 7000
N 6000
N 5000
E 7000
E 8000
E 9000
E 10000
E 11000
E 12000
1470
1600
1260
1660
1680
1520
1600
Pad Expansion
SCALE
N
WLR Consulting, Inc.
Lakewood, CO
END OF YEAR 1 (Q4)
CR BRIGGS 2006 MINING STUDY
CANYON RESOURCES CORP.
WLR
10 Oct 06
1"=300'
Figure 7-2

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 121

E 7000
E 8000
E 9000
E 10000
E 11000
E 12000
N 13000
N 12000
N 11000
N 10000
N 9000
N 8000
N 7000
N 6000
N 5000
1470
1600
Pad Expansion
1480
1520
1320
1320
SCALE
WLR Consulting, Inc.
Lakewood, CO
END OF YEAR 2 (Q8)
CR BRIGGS 2006 MINING STUDY
CANYON RESOURCES CORP.
DRAWN BY
DATE
SCALE
DRAWING NUMBER
WLR
10 Oct 06
1"=300'
Figure 7-3

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 122

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SCALE
WLR Consulting, Inc.
Lakewood, CO
END OF YEAR 3 (Q12)
CR BRIGGS 2006 MINING STUDY
CANYON RESOURCES CORP.
DRAWN BY
WLR
DATE
10 Oct 06
SCALE
1"=300'
DRAWING NUMBER
Figure 7-4

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 123

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SCALE
WLR Consulting, Inc.
Lakewood, CO
WASTE DUMP REGRADING PLAN
CR BRIGGS 2006 MINING STUDY
CANYON RESOURCES CORP.
WLR
10 Oct 06
Figure 7-5

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 124

APPENDIX C – Cash Flow Tables

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008

43-101 Mineral Reserve Technical Report on the Briggs Mine Project	Page 125

Briggs Mine Re-Start, Combined Open Pit and Underground Mine case, $650 / oz Gold Price

Year		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16		
Period	**PreStart**	**Y1-Q1**	**Y1-Q2**	**Y1-Q3**	**Y1-Q4**	**Y2-Q1**	**Y2-Q2**	**Y2-Q3**	**Y2-Q4**	**Y3-Q1**	**Y3-Q2**	**Y3-Q3**	**Y3-Q4**	**Y4-Q1**	**Y4-Q2**	**Y4-Q3**	**Y4-Q4**	**Year 5**	**Total**
Production Summary																			
Open Pit Material Mined (1000 tons)																			
Ore	221	394	410	424	415	385	389	402	392	324	153	133	115	-	-	-	-	-	4,157
Waste, Alluv	233	1,076	889	307	199	205	82	276	113	46	83	1	-	-	-	-	-	-	3,510
Waste, Other	1,365	502	674	1,061	1,023	1,163	1,021	1,225	684	744	792	468	51	-	-	-	-	-	10,773
Total	1,819	1,972	1,973	1,792	1,637	1,753	1,492	1,903	1,189	1,114	1,028	602	166	-	-	-	-	-	18,440
Strip Ratio	7.2	4.0	3.8	3.2	2.9	3.6	2.8	3.7	2.0	2.4	5.7	3.5	0.4	0.0	0.0	0.0	0.0	0.0	3.4
Ore Grade	0.029	0.021	0.022	0.021	0.021	0.024	0.022	0.029	0.031	0.030	0.036	0.043	0.044	0.000	0.000	0.000	0.000	0.000	0.026
Contained Ounces	6,460	8,351	8,950	8,699	8,542	9,179	8,607	11,567	12,283	9,779	5,484	5,731	5,060	-	-	-	-	-	108,692
Underground Material Mined (1,000 tons)																			
Ore		-	-	-	5	16	27	16	19	13	26	33	29	30	29	15	-	-	259
Grade		-	-	-	0.059	0.141	0.132	0.241	0.180	0.130	0.123	0.168	0.194	0.190	0.149	0.193	-	-	
Contained Ounces		-	-	-	311	2,274	3,536	3,935	3,338	1,668	3,217	5,602	5,679	5,776	4,366	2,818	-	-	42,520
Waste		-	7	14	22	11	8	9	6	10	6	6	-	-	-	-	-	-	101
Total Contained Ounces	6,460	8,351	8,950	8,699	8,853	11,453	12,143	15,502	15,621	11,447	8,701	11,333	10,739	5,776	4,366	2,818	-	-	151,212
Cash Flow Summary, $ 000																			
Gold Production - Oz Au	-	6,961	6,813	6,966	7,111	8,002	9,225	10,879	12,320	11,189	8,787	8,468	8,953	7,001	4,651	3,344	1,603	564	122,837
Silver Production - Oz Ag	-	1,949	1,908	1,950	1,991	2,241	2,583	3,046	3,449	3,133	2,460	2,371	2,507	1,960	1,302	936	449	158	34,394
Unhedged Gold Sales	$ -	$ 4,525	$ 4,429	$ 4,528	$ 4,622	$ 5,201	$ 5,996	$ 7,071	$ 8,008	$ 7,273	$ 5,711	$ 5,504	$ 5,819	$ 4,551	$ 3,023	$ 2,173	$ 1,042	$ 367	$ 79,844
Unhedged Silver Sales	$ -	$ 23	$ 23	$ 23	$ 24	$ 27	$ 31	$ 37	$ 41	$ 38	$ 30	$ 28	$ 30	$ 24	$ 16	$ 11	$ 5	$ 2	$ 413
Gross Revenue	$ -	$ 4,548	$ 4,451	$ 4,551	$ 4,646	$ 5,228	$ 6,027	$ 7,108	$ 8,049	$ 7,310	$ 5,741	$ 5,533	$ 5,849	$ 4,574	$ 3,039	$ 2,185	$ 1,048	$ 369	$ 80,257
California Gold Tax	$ -	$ (35)	$ (34)	$ (35)	$ (36)	$ (40)	$ (46)	$ (54)	$ (62)	$ (56)	$ (44)	$ (42)	$ (45)	$ (35)	$ (23)	$ (17)	$ (8)	$ (3)	$ (614)
Refining Cost - Au	$ -	$ (9)	$ (9)	$ (9)	$ (9)	$ (10)	$ (12)	$ (14)	$ (16)	$ (15)	$ (11)	$ (11)	$ (12)	$ (9)	$ (6)	$ (4)	$ (2)	$ (1)	$ (160)
Refining Cost - Ag	$ -	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)	$ (3)
NSR Royalty	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Revenue	**$ -**	**$ 4,504**	**$ 4,408**	**$ 4,507**	**$ 4,601**	**$ 5,178**	**$ 5,969**	**$ 7,039**	**$ 7,971**	**$ 7,239**	**$ 5,685**	**$ 5,479**	**$ 5,793**	**$ 4,530**	**$ 3,010**	**$ 2,163**	**$ 1,037**	**$ 365**	**$ 79,479**
Mining Cost - Open Pit	$ (2,481)	$ (1,898)	$ (2,091)	$ (1,998)	$ (1,930)	$ (2,020)	$ (1,871)	$ (2,050)	$ (1,493)	$ (1,487)	$ (1,424)	$ (807)	$ (166)	$ -	$ -	$ -	$ -	$ -	$ (21,714)
Mining Cost - Underground	$ -	$ -	$ -	$ (82)	$ (811)	$ (1,443)	$ (1,717)	$ (1,548)	$ (977)	$ (1,282)	$ (1,357)	$ (1,506)	$ (516)	$ (895)	$ (727)	$ (488)	$ -	$ -	$ (13,349)
Process Cost	$ (552)	$ (1,525)	$ (1,552)	$ (1,579)	$ (1,574)	$ (1,550)	$ (1,581)	$ (1,597)	$ (1,587)	$ (1,458)	$ (1,010)	$ (975)	$ (945)	$ (697)	$ (680)	$ (647)	$ (439)	$ (285)	$ (20,230)
G&A Cost	$ (479)	$ (446)	$ (446)	$ (446)	$ (446)	$ (446)	$ (446)	$ (446)	$ (446)	$ (446)	$ (430)	$ (430)	$ (430)	$ (285)	$ (270)	$ (268)	$ (268)	$ (233)	$ (7,110)
Preproduction Capital	$ 2,896	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,896
Total Direct Cost	$ (616)	$ (3,869)	$ (4,089)	$ (4,104)	$ (4,761)	$ (5,458)	$ (5,616)	$ (5,640)	$ (4,503)	$ (4,672)	$ (4,220)	$ (3,719)	$ (2,057)	$ (1,878)	$ (1,676)	$ (1,403)	$ (707)	$ (518)	$ (59,506)
Operating Profit	**$ (616)**	**$ 635**	**$ 320**	**$ 403**	**$ (160)**	**$ (281)**	**$ 353**	**$ 1,399**	**$ 3,468**	**$ 2,568**	**$ 1,465**	**$ 1,760**	**$ 3,735**	**$ 2,652**	**$ 1,333**	**$ 761**	**$ 330**	**$ (153)**	**$ 19,973**
Direct Unit Cash Cost, $/Au oz	*$ -*	*$ 556*	*$ 600*	*$ 589*	*$ 669*	*$ 682*	*$ 609*	*$ 518*	*$ 365*	*$ 418*	*$ 480*	*$ 439*	*$ 230*	*$ 268*	*$ 360*	*$ 420*	*$ 441*	*$ 919*	*$ 484*
Capital Purchase	$ (6,699)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (6,699)
Capital Leases	$ (230)	$ (297)	$ (221)	$ (221)	$ (210)	$ (210)	$ (210)	$ (210)	$ (210)	$ (210)	$ (210)	$ (206)	$ (159)	$ -	$ -	$ -	$ -	$ -	$ (2,805)
Underground Capital	$ -	$ -	$ (605)	$ (762)	$ (1,231)	$ (346)	$ (258)	$ (292)	$ (369)	$ (527)	$ (234)	$ (322)	$ -	$ -	$ -	$ (30)	$ -	$ -	$ (4,976)
Pre-Production Capital	$ (2,896)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (2,896)
Reclamation	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (72)	$ (72)	$ (72)	$ (72)	$ (72)	$ -	$ -	$ -	$ (499)	$ (1,163)	$ (2,020)
Increased Bond	$ (52)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ (52)
Salvage	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 696	$ -	$ -	$ -	$ -	$ 2,088	$ 2,784
Working Capital	$ (51)	$ (83)	$ (22)	$ 3	$ (51)	$ (34)	$ 20	$ 43	$ 134	$ (45)	$ (27)	$ 33	$ 152	$ (38)	$ (47)	$ (12)	$ 11	$ 16	$ -
Net Cash Flow	**$ (10,544)**	**$ 255**	**$ (529)**	**$ (577)**	**$ (1,652)**	**$ (871)**	**$ (95)**	**$ 940**	**$ 2,952**	**$ 1,714**	**$ 923**	**$ 1,194**	**$ 4,352**	**$ 2,614**	**$ 1,287**	**$ 718**	**$ (157)**	**$ 787**	**$ 3,310**
Cumulative Cash Flow	$ (10,544)	$ (10,289)	$ (10,818)	$ (11,395)	$ (13,047)	$ (13,918)	$ (14,013)	$ (13,073)	$ (10,122)	$ (8,407)	$ (7,485)	$ (6,291)	$ (1,939)	$ 675	$ 1,962	$ 2,680	$ 2,523	$ 3,310

Thomas M. McNamara, P.E.
Mining Engineer	8 May 2008